UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Semiannual Period ended June 30, 2026

Pacaso Inc.

(Exact name of issuer as specified in its charter)

Delaware	84-4106896
(State or other jurisdiction of incorporation or organization)	(I.R.S Employer Identification No.)

18 E 4th Street, Suite 902 Cincinnati, OH	45202
(Full mailing address of principal executive offices)	(Zip Code)

(844) 272-2276

Issuer’s Telephone number, including area code

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed herein this semiannual report (“Semiannual Report”) or therein the Statements Regarding Forward Looking Information contained in our latest offering circular (the “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”) on September 30, 2024 as part of the initial offering statement, as amended and supplemented. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could,” “would,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors, many of which are difficult to predict and are outside of our control, that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Semiannual Report or in the information incorporated by reference into this Semiannual Report.

The forward-looking statements included in this Semiannual Report are based upon our current expectations, plans, estimates, assumptions and beliefs and involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, including the impact of tariffs and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

Except as otherwise required by the U.S. federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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Item 1: Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Semiannual Report.

Unless otherwise indicated, the latest results discussed below are as of June 30, 2026. The consolidated financial statements included in this filing as of June 30, 2026 and for the six months ended June 30, 2026 and 2025 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Pacaso Inc., a Delaware corporation (“Pacaso”, “we”, “our”, the “Company” and “us”) operates a technology-enabled real estate and hospitality platform that facilitates luxury vacation home co-ownership. We have curated a collection of premium homes available for co-ownership and management. Through our proprietary platform, Pacaso enables buyers to own the way they want to live by purchasing membership interests (also referred to as “ownership interests,” “co-ownership interests” or “units”) in carefully selected luxury properties through a special purpose holding entity in the form of a limited liability company (each, a “Holding SPE” or “SPE”), while providing comprehensive property and hospitality management, interior design services, financing facilitation, and resale services. Each Holding SPE holds one asset, typically a single-family residential home, and the Company structures the Holding SPE to have up to eight membership interests that can be sold individually. Owners of membership interests are sometimes referred to as “members.”

Pacaso generates revenue through the sale of ownership interests in Holding SPEs and through transaction fees charged to buyers for facilitating co-ownership transactions, as well as through interior design services and our furniture program. These fees, calculated as a percentage of the property and interior furnishing value, contribute to the Company’s revenue upon successful completion of a transaction. Additionally, Pacaso offers services to facilitate owner financing for up to approximately 70% of the share price, with an origination fee associated based on the amount financed and the potential to earn additional interest above the prevailing market rate.

A Pacaso home typically remains in the Pacaso ecosystem through subsequent co-owner transactions, and Pacaso serves as a comprehensive property management company and LLC program manager. Pacaso ensures a seamless ownership journey, handling everything from routine maintenance to financial matters. Driven by our proprietary SmartStay™ technology, our user-friendly mobile app simplifies scheduling for co-owners, facilitating efficient planning and equitable access to their vacation home. Our revenue model also includes recurring management fees for property and LLC program management and the SmartStay™ technology.

Home Acquisitions and Sale of Membership Interests

Using both internal and external data reports and local market insights, Pacaso expertly curates listings across target markets globally, selecting only the top luxury homes that meet Pacaso’s rigorous standards for vacation home co-ownership. We have established a set of home criteria informed by historical buyer preferences and market demand, and we use those parameters to curate listings from the Multiple Listing Service (the “MLS”), which allows real estate professionals to learn about and share local property listings through Internet Data Exchange (IDX) feeds, as well as through off-market channels, that meet the baseline criteria to become a future Pacaso home. These baseline criteria include, but are not limited to, the following: overall condition of the home; price range; market location; bedroom and bathroom count; lot and square footage; vintage; required capital expenditures; proximity to or affiliation with identified amenities; potential short-term rental, zoning and timeshare regulations in the jurisdiction; homeowners’ association covenants; and estimated annual operating cost. Homes meeting these criteria are evaluated by our acquisitions team and, if approved, are listed on our platform for demand aggregation.

Once we identify a property meeting our criteria, we list it on our platform and begin marketing membership interests in the Holding SPE that would acquire the home to prospective buyers and aggregating buyer demand. We do not acquire a property unless we determine that demand is sufficient. we consider buyer demand sufficient to close on a home when we have received deposits from prospective buyers for at least two membership interests. Demand is measured by deposits actually placed, not by inquiries or other expressions of interest. The decision to acquire a home, and any exception to these thresholds, is approved by our Investment Committee, an employee committee consisting of finance, acquisition, legal and business leaders. In some instances, we may elect to acquire a home with less than two deposits from prospective buyers subject to approval by our Investment Committee, which considers past sell-through performance for homes with similar profiles.

Once a home has been deemed to meet Pacaso’s investment criteria and an offer has been accepted, Pacaso conducts an extensive due diligence process, including an evaluation of the property location, market dynamics, regulatory considerations, and physical condition.

If the home passes the due diligence process, Pacaso, via a Holding SPE, purchases the home. Pacaso does not hold direct fee title to the homes in its co-ownership portfolio. In addition, as part of the acquisition process, the Pacaso interior design team selects and procures high-quality furnishings and decor tailored to the property’s aesthetic and functional requirements.

We may not acquire a property that we have marketed in certain instances, including because buyer demand does not reach our threshold, because we determine through our due diligence efforts that the home does not meet our standards, or because the property is sold to another buyer before we complete diligence. In those cases, we remove the home from our platform, deposits are returned to prospective buyers, and we bear the diligence costs incurred.

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Once a home is purchased, Pacaso issues membership interests in the Holding SPE that acquired the home to buyers who placed a deposit. Each Holding SPE holds a single property. Generally, members may acquire up to four membership interests, or up to four-eighths, of an individual Holding SPE. A buyer’s purchase of a membership interest is not contingent on the sale of any other membership interest in the same home. each buyer closes on its interest independently, and a home may remain partially subscribed for an extended period. As part of the purchase of a membership interest, each buyer enters into a co-ownership purchase agreement and becomes a party to the Holding SPE’s operating agreement and management agreement, which, among other things, govern use allocation and scheduling; sharing of operating costs and capital expenditures; transfer restrictions and the right of first offer in favor of existing members and us; the terms of our management role; and remedies on member default, including the Holding SPE’s right, exercised by us as manager, to repossess and resell a delinquent member’s interest.

If we purchase a home for which not all eight of the membership interests have been sold in advance, we will fund and retain the unsold membership interests. In such cases, we remain a member of the Holding SPE and are obligated to fund our pro-rata share of the Holding SPE’s operating costs, capital expenditures and debt service for so long as we hold membership interests. We, rather than a third-party co-owner, hold the remaining membership interests and hold the associated use and voting rights, other than the right to vote on the annual home operating estimate, from which we are excluded under the operating agreement. While there is no fixed holding period for Pacaso’s retained membership interests, our intent is to sell all membership interests as quickly as possible. If we are unable to sell the remaining membership interests within 120 days following the close of escrow, we may, but are not obligated to, sell the home as a whole, in which case each member receives a full refund of the purchase price, or we may continue to hold and market the unsold interests. Under the current form of the operating agreement, a sale of the home otherwise requires the approval of all membership interests, except in certain limited circumstances, including casualty events.

Related Pacaso Services

Through a wholly-owned subsidiary, we serve as the “Non-member Manager” of each Holding SPE. We are also appointed as the manager responsible for Holding SPE administrative, technology, financial and accounting services and oversight of property management, including day-to-day operation of the home, housekeeping and maintenance. Under our current form of the operating agreement, members may remove us as manager only upon the vote of all membership interests entitled to vote and satisfaction of certain other conditions, including the approval of a replacement manager and a usage-allocation system. We receive a fixed fee from each Holding SPE for these services, which is set by us at the time a home is acquired based on market rates charged by unaffiliated property managers for comparable homes. Under the current form of the management agreement, we may increase our fees annually by no more than the greater of 10% and the increase in the Consumer Price Index. Our fees are included in the annual home operating estimate that we present to owners of membership interests. Separately from these fees, all operating costs and capital expenditures of a Holding SPE, including property taxes, insurance, utilities, repairs, homeowners’ association dues and debt service, are paid by members in proportion to their ownership percentage. Each year, we prepare a budget for the Holding SPE, which estimates such annual operating costs and which must be approved by a majority of membership interests. If a property has closed, but is not yet fully subscribed, we are responsible for paying our share of operating and capital cost payments based on our pro-rata level of retained Holding SPE ownership interest during the period.

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Pacaso also offers a flexible and efficient resale process, empowering owners to sell their shares with expert pricing guidance, robust marketing strategies, and access to a network of interested buyers. A member who wishes to sell a membership interest sets the resale asking price. While we provide pricing guidance based on comparable transactions and market data, the member is not obligated to follow such guidance, and we do not set, approve or guarantee the resale price. In addition, The current form of the operating agreement contains certain restrictions on sales of membership interests, including a prohibition on transfer until all eight initial membership interests in the home have been sold; a prohibition on any person other than us owning more than half of the interests in a home; our right to approve a proposed transferee following customary diligence (e.g., background checks); and a right of first offer that requires an owner to offer the interest to their co-owners prior to selling it to a third party. We collect a resale fee of 6% of the sale price upon closing for marketing the membership interest and facilitating its transfer. Additionally, a selling owner is typically responsible for any customary prorations, including incurred but unpaid charges, through the date of the resale. An owner’s resale of a membership interest does not affect the ownership, use rights or cost obligations of the other co-owners in that home. The buyer of a resold interest becomes a party to the same operating agreement and management arrangements as the seller. We facilitated 70 and 63 resale transactions during the six months ended June 30, 2026 and 2025, respectively.

In addition to our core offerings, Pacaso offers a range of customizable Pacaso services tailored for individuals interested in self-directed real estate co-ownership. These services include the sale of legal templates for LLC formation and operating agreements, suitable for both vacation home and primary residence co-ownership arrangements. As part of our commitment to enhancing the co-ownership experience, Pacaso plans to expand its service offerings in the future, providing a comprehensive suite of support services for co-owners.

We offer co-owners a home swap feature that allows them to exchange their scheduled dates for stays in other homes across our managed portfolio, including properties in our international markets. The swap feature is designed to enhance customer experience and drive retention by enabling owners to leverage their equity to explore destinations around the world.

In February 2026, we launched Infinity by Pacaso, an invitation-only program that extends this concept to owners of luxury homes outside our co-ownership portfolio. By making their own homes available, owners can swap stays within Pacaso’s curated portfolio in destinations worldwide. We generate revenue from Infinity through membership and transaction fees.

Technology and Artificial Intelligence

Technology and artificial intelligence are central to how we generate demand, facilitate co-ownership transactions, operate homes, manage the co-owner experience, and scale our platform. Our platform includes customer-facing software, software used for operations, and a data platform that consolidates information about homes, co-owners, prospective buyers, stays and service activity across these systems.

On the customer-facing side, our platform supports discovery, purchasing, scheduling, access, and resale. As the number of homes and co-owners on our platform grows, we believe these capabilities can increase the value and utility of ownership, deepen engagement and retention, and, over time, support broader exchange and sharing activity across our platform. SmartStay™ is our proprietary scheduling and stay-management technology, delivered through our mobile application for iOS and Android. We developed SmartStay™ in-house and first deployed it in 2020, before we sold our first co-ownership interests, and continue to engage in efforts to improve SmartStay™. SmartStay™ assists owners in managing their stays and includes scheduling rules from the operating agreement and local peak dates and holidays; supports advance and short-notice booking windows; manages the exchange of scheduled dates between co-owners, including across homes through our swap feature; and integrates with connected-home systems to issue and revoke access credentials for scheduled stays. SmartStay™ is deployed across all Pacaso homes under management.

On the operating side, we use data, automation, connected-home technology, and AI-enabled tools to support home selection, merchandising, pricing, forecasting, property management, and service delivery. These tools help us coordinate cleaning and maintenance, manage lock codes, track home-level expenses, improve vendor dispatch, and identify issues proactively. We believe these capabilities support a more scalable operating model and a more consistent owner experience.

We are also integrating AI-powered systems across several business functions, including sales, marketing, quality control, recommendations, and internal workflows. In performance marketing, we use AI-enabled tools to analyze campaign performance, accelerate campaign ideation, generate and adapt content, support deployment across channels and platforms, and test creative approaches and audience segments. These tools also help us incorporate campaign learnings into ongoing optimization. We believe these investments can materially increase productivity, improve the speed and consistency of execution, enhance the customer experience, and support growth while maintaining cost discipline.

Since 2023, we have begun incorporating AI-enabled software in our business and operations. We use AI and machine learning in a variety of areas across our business, including for paid social media advertising, such as using generative AI to create advertisements and draft communications; for images and descriptions of available Pacaso homes on our website; for buyer engagement and sales, including Eva, an AI agent developed by Pacaso that can engage with prospective buyers, such as serving as the chat assistant on our website, answering inbound telephone calls and conducting limited buyer outreach; for co-owner assistance, including Pablo, an AI agent, which is currently provided by a third-party and we are working to develop internally although its text-message channel runs on software we developed, that serves as point of contact for co-owners, including answering questions and assisting with scheduling and service requests; for vendor management, including an application used across every home we manage that vendors and home managers can use to record the condition of a home and support maintenance, which uses AI to review photographs of the home; and for internal operations, including using third-party generative AI tools, under our internal acceptable-use policy, for software development, data analysis, document drafting and meeting summaries.

We continue to invest in proprietary software, data systems, automation, connected-home technologies, and AI-enabled tools across buyer discovery, scheduling, home access, resale, home operations, marketing, and internal workflows. Our objective is to move core work from discrete manual tasks toward repeatable, data-rich systems and increasingly automated workflows that reduce manual effort, improve consistency, accelerate decision-making, and create operating leverage as our portfolio and co-owner base expand. During the six months ended June 30, 2026, we capitalized $1.0 million in website and software development costs and technology and development expenses increased 18% to $3.9 million compared to the six months ended June 30, 2025.

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As used in this Semi-annual Report:

●	“Artificial intelligence” or “AI” refers to computer systems that perform tasks that would ordinarily require human judgment—such as understanding and generating natural language, interpreting images, or making predictions—by drawing inferences from data rather than by following rules written explicitly by a programmer. When we describe a product or tool as “AI-enabled” or “AI-powered,” we mean that AI performs a material part of the product’s function; we do not mean that the product operates without human involvement.

●	“Machine learning” is a subset of AI in which a statistical model learns patterns from historical data and applies them to new data in order to score, rank, classify or predict. We use the term for models trained or tuned on our own data, as distinct from foundation models developed by third parties.

●	“Generative AI” refers to AI models that produce new content, such as text, images, video, audio or software code, in response to instructions, or “prompts.” Most of the generative AI we use is based on “large language models,” or “LLMs,” which are models trained by third parties on very large volumes of text and other data and that can understand and generate natural language, and on related third-party image and video generation models. We refer to these third-party models collectively as “foundation models.” We do not train our own foundation models. We access foundation models developed by third parties through cloud services and application programming interfaces, and adapt them to our business through prompts, our proprietary data and our own software.

Current Macroeconomic Conditions and the Real Estate Market

Our business and operating results are impacted by general economic conditions and the health of the real estate market. During the six months ended June 30, 2026, macroeconomic conditions continued to present challenges for the housing market, including elevated borrowing costs relative to historical levels, which reduce the pool of prospective buyers able to finance unit purchases, and uncertainty around inflation, interest rate trajectories, trade policy and geopolitical developments, which weighed on consumer confidence. Despite these conditions, total revenue increased 2% to $51.9 million, gross profit increased 27% to $15.1 million and adjusted gross profit excluding impact of whole homes increased 23% to $15.5 million for the six months ended June 30, 2026 compared to the same period of 2025. Total operating expenses decreased 23% to $24.2 million, primarily because we incurred no offering advertising costs following the close of our Regulation A offering in September 2025, compared to $9.4 million in the prior-year period. We intend to continue to focus on execution and unit economics in our core markets, concentrating our capital in geographies with demonstrated demand and predictable sell-through, and will continue to monitor macroeconomic conditions and adapt our strategy, including the pace and timing of inventory acquisition, as market conditions evolve.

Offering Results

Regulation A Offerings

On September 30, 2024, the Company was qualified by the SEC and began offering up to 28,957,528 shares of our non-voting Class D Common Stock under Regulation A of the Securities Act. The offering closed in September 2025. Under the Regulation A offering, the Company issued 24,958,207 shares of Class D Common Stock for gross proceeds of approximately $72.3 million.

Regulation D Offerings

Since 2023, we have raised capital through a series of offerings of debt securities exempt from registration under Rule 506(b) and Rule 506(c) of Regulation D under the Securities Act. The investors in these offerings represented that they are “accredited investors” as defined in Rule 501(a) under the Securities Act. These debt securities do not provide for any conversion or other early redemption rights, other than standard event of default provisions that may cause the principal amounts to become immediately due and payable. Our 2023 offerings, conducted by Pacaso Growth LLC (Rule 506(b)) and Pacaso Growth II LLC (Rule 506(c)), raised aggregate gross proceeds of $7.9 million of debt securities bearing a 10% annual yield and a 24-month term, and our 2024 offering, conducted by Pacaso Growth III LLC (Rule 506(b)), raised gross proceeds of $7.5 million of debt securities bearing a 15% annual yield and a 24-month term. Debt was last sold in these offerings in March 2023, February 2024 and September 2024, respectively. Our most recent offering, conducted by Pacaso Growth IV LLC pursuant to Rule 506(c), commenced in March 2025 and remains open. Debt securities sold in that offering through May 2026 bear a 15% annual yield and a 24-month term, and debt securities sold beginning in July 2026 bear a 10% annual yield and a 36-month term. Through August 31, 2026, we had raised aggregate gross proceeds of $2.5 million in that offering, of which $0.9 million was raised during 2025, $0.5 million was raised during the six months ended June 30, 2026 and $1.1 million was raised during July and August 2026.

In addition, beginning in July 2025, we conducted an offering of Class D common stock pursuant to Rule 506(c) of Regulation D, which closed in November 2025, in which we sold 629,165 shares of Class D common stock at a price of $2.50 per share for aggregate gross proceeds of $1.6 million. The investors in this offering represented that they are “accredited investors” as defined in Rule 501(a) under the Securities Act. During March 2025, we also issued 70,000 shares of Class D common stock in lieu of $0.2 million of cash for maturing debt securities, pursuant to Section 3(a)(9) of the Securities Act.

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Debt securities issued under our 2023 and 2024 offerings have reached, or are approaching, their scheduled maturity dates; a portion of these obligations has been repaid, and a portion has been extended on revised terms, including a 15% annual yield and a 12-month term. During 2026 through August 31, 2026, $11.1 million of Regulation D debt securities matured, of which $2.8 million of principal was repaid to investors in cash and $8.3 million was extended for an additional 12-month term at a 15% annual yield. As of June 30, 2026, $10.1 million aggregate principal amount of Regulation D debt securities was outstanding. See “Liquidity and Capital Resources” below for further discussion of the potential impact of our offerings on our liquidity.

See additional information regarding the Company’s Regulation D offerings in Note 8. Financing Arrangements and Note 9. Stockholders’ Equity in our notes to consolidated financial statements.

Recent Developments

During February 2025, the Company, through a wholly-owned subsidiary, entered into a revolving credit facility with a third-party financial institution that initially provided for a maximum loan amount of $50.0 million. Following an amendment entered into in June 2026, the maximum loan amount was reduced to $40.0 million, the draw period was extended to June 2027 and the scheduled maturity was extended to June 2030. The amendment also added a quarterly financial covenant limiting trailing three-month Cash Burn and a borrowing base step-down mechanism that may reduce advance rates and require a mandatory partial prepayment in certain circumstances. Borrowings under this credit facility are secured by the assets and the equity interests of the wholly-owned subsidiary. The facility does not provide the Company with any general credit for corporate purposes. See Note 8. Financing Arrangements in our notes to consolidated financial statements for more information.

Key Business Metrics

Management has identified the following key business metrics to evaluate our performance, identify trends, develop financial projections and guide strategic decision-making. Accordingly, these key business metrics are intended to offer investors and stakeholders valuable insights into our business performance and operations. It is important to note that these key business metrics are provided for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP” or “GAAP”) and may vary from similarly titled metrics or measures presented by other companies.

Total Units Transacted

A unit represents a ⅛ co-ownership membership interest in a property. Resales units transacted represents where the Company receives a fixed fee upon a successful resale between two third-parties. Pacaso NOW units allow customers to experience a Pacaso home through a program in which they pay an annual fee, which is reflected in real estate services on our statements of operations, with the option to convert into ownership. Units transacted represents the total number of ownership units in a property transacted by Pacaso within a specified period included in revenue and gain from real estate investments on our statements of operations, which also includes Pacaso NOW units that convert into ownership. Deferred units represent units for which a transaction has occurred but the Company has not yet recognized the associated revenue or gain, because the related performance obligations have not yet been completed. Deferred units recognized represents deferred units for which the related performance obligations were completed during the period, resulting in recognition of the associated revenue or gain. The following metric is useful to management to understand the volume of transactions completed during a given time period.

	Six Months Ended June 30,
	2026	2025
Units transacted	64	57
Resales transacted	70	63
Units and resales transacted	134	120
Pacaso NOW units transacted	-	3
Deferred units recognized (1)	-	1
Total units transacted	134	124

(1)	The deferred unit recognized in 2025 was deferred in 2022 and as of June 30, 2026, we had no deferred units on our Consolidated Balance Sheet.

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Gross real estate transacted and margin

We define gross real estate transacted as the total dollar value, less any concessions, of co-ownership transacted during the period which includes co-ownership real estate sales, gain from real estate investments presented gross as well as whole home real estate sales transacted, and the applicable margin on such transactions after subtracting the cost of the underlying real estate. The table detailing the components is shown below, which is an indication of the performance of our core business offering of selling co-owned real estate and is a useful measure of the volume of transactions that flow through our platform in a given period, which ultimately impacts gross profit further discussed in segments.

	Six Months Ended June 30,		2025 to 2026
(amounts in thousands)	2026	2025	$ Change	% Change

Gross real estate transacted, less whole home sales	$53,187	$57,120	$(3,933)	(7)%
Gross real estate transacted, less whole home sales margin %	16%	13%

Whole home real estate transacted	$825	$-	$825	NM
Whole home real estate transacted margin %	(6)%	-%

Gross real estate transacted	$54,012	$57,120	$(3,108)	(5)%
Gross real estate transacted margin %	16%	13%

Gross real estate transacted, less whole home sales, decreased by $3.9 million, or 7%, and gross real estate transacted decreased by $3.1 million, or 5%, for the six months ended June 30, 2026 compared to the same period of 2025. The decrease was primarily driven by a lower average value per unit transacted, notwithstanding an increase in transaction volume: units transacted increased to 64 for the six months ended June 30, 2026 from 57 for the six months ended June 30, 2025, and total units and resales transacted increased to 134 from 120 over the same periods.

During the six months ended June 30, 2026, the Company transacted $0.8 million of whole home real estate sales, compared to no whole home real estate sales during the six months ended June 30, 2025. The whole home real estate transacted margin was (6)% for the six months ended June 30, 2026, as compared to none in the prior year when there were no whole home sales.

Non-GAAP Financial Measures

In addition to our results determined in accordance with U.S. GAAP, we believe the following non-GAAP measures are useful in evaluating our operating performance. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and assists in comparisons with other companies, some of which use similar non-GAAP financial information to supplement their U.S. GAAP results. These measures have limitations as analytical tools when assessing our operating performance and should not be considered in isolation or as a substitute for GAAP measures. We may calculate or present our non-GAAP financial measures differently than other companies who report measures with similar titles, and, as a result, the non-GAAP financial measures we report may not be comparable with those of companies in our industry or in other industries. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with U.S. GAAP.

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Adjusted Gross Profit

We calculate Adjusted Gross Profit as gross profit under GAAP adjusted for amortization of developed technology, inventory valuation adjustment in the current period, inventory valuation adjustment in prior periods, impairment and write-off expense and share-based compensation. Inventory valuation adjustment in the current period is calculated by adding back the inventory valuation adjustments recorded during the period on homes that remain in real estate inventory or real estate investments at period end. Inventory valuation adjustment in prior periods is calculated by subtracting the inventory valuation adjustments recorded in prior periods on homes sold in the current period. Additionally, we calculate Adjusted Gross Profit Excluding Impact of Whole Homes, which is an indication of the performance of our core business offering of selling and managing co-owned real estate and is a useful measure of the volume of transactions that flow through our platform in a given period.

We view these metrics as an important measure of business performance, as they capture gross profit performance related to units transacted in a given period and provide comparability across reporting periods.

	Six Months Ended June 30,
(amounts in thousands)	2026	2025

Gross profit (GAAP)	$15,063	$11,877

Adjustments- add back (deduct):
Amortization of developed technology (1)	462	741
Inventory valuation adjustments- Prior periods (2)(3)	(272)	-
Share-based compensation	4	11
Adjusted gross profit	$15,257	$12,629

Whole home gross (profit) loss	51	-
Inventory valuation adjustments related to whole homes	211	-
Adjusted gross profit excluding impact of whole homes	$15,519	$12,629

(1)	Amortization of capitalized internally developed technology.

(2)	Inventory valuation adjustment includes adjustments to record real estate inventory and real estate investments at the lower of its carrying amount or its net realizable value.

(3)	Inventory valuation adjustments- Prior period is the inventory valuation adjustments recorded in prior periods associated with real estate inventory or real estate investments that sold in the period presented.

Adjusted EBITDA

We define Adjusted EBITDA as net income or loss adjusted for interest expense, income tax expense, depreciation and amortization, share-based compensation expense, non-recurring expense, unrealized gain or loss on foreign currency, restructuring costs, non-recurring impairment and write-offs, the non-cash loss on settlement of SAFE agreements and advertising expense directly related to our Regulation A offering. Adjusted EBITDA is also adjusted to align the timing of inventory valuation adjustments recorded under GAAP to the period in which the related revenue or net gain on real estate investment is recorded in order to improve the comparability of the measure to our non-GAAP financial measure of adjusted gross profit above. We believe Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations, as well as providing a useful measure for period-to-period comparisons of our business performance adjusted for non-recurring or non-cash items. Moreover, we have included Adjusted EBITDA because it is a key measurement used by our management internally to make operating decisions, including those related to analyzing operating expenses, evaluating performance, and performing strategic planning and annual budgeting.

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	Six Months Ended June 30,
(amounts in thousands)	2026	2025
Reconciliation of Adjusted EBITDA to Net Loss:
Net loss (GAAP)	$(12,507)	$(22,300)

Interest expense- net	3,042	2,493
Income tax expense	76	65
Depreciation and amortization	1,033	1,190
Share-based compensation	28	224
Non-recurring expense (1)	816	57
Inventory valuation adjustments- Prior periods (2)(3)	(272)	-
Unrealized foreign currency (gain) loss	(34)	(455)
Restructuring costs (4)	543	-
Loss on settlement of SAFE agreements (5)	278	-
Impairment and write-off expenses	-	40
Regulation A offering advertising expenses	-	9,408
Adjusted EBITDA	$(6,997)	$(9,278)

(1)	The six months ended June 30, 2026 primarily consists of $0.2 million of professional fees related to the Company’s SEC filings and a $0.6 million legal settlement, which was recognized in full in the period and is being satisfied through credits applied against the owners’ operating expenses over approximately three years. The six months ended June 30, 2025 consists of legal settlement payments related to a former employee to resolve all claims related to the termination of their employment.

(2)	Inventory valuation adjustment includes adjustments to record real estate inventory and real estate investments at the lower of its carrying amount or its net realizable value.

(3)

Inventory valuation adjustments- Prior period is the inventory valuation adjustments recorded in prior periods associated with real estate inventory or real estate investments that sold in the period presented.

(4)	Restructuring costs consist primarily of severance and employee termination benefits related to strategic restructuring plans to streamline operations and reduce overhead cost.

(5)	Loss on settlement of SAFE agreements represents the non-cash loss recognized on the settlement of a portion of the Company’s SAFE agreements, measured as the excess of the fair value of the Class D common stock issued over the carrying amount of the SAFE agreements settled. See Note 9. Stockholders’ Equity in our notes to consolidated financial statements for more information.

Components of Real Estate Investments, net, and Real Estate Inventory, net and Debt

Components of real estate investments, net and real estate inventory, net is an important metric so that management has an understanding of the total gross asset value combined, excluding the impact of associated debt, as real estate investments, net is presented net of Holding SPE lines of credit on the Balance Sheet. Holding SPE lines of credit represents lending arrangements and lines of credit obtained from third-party lenders. The Company compares the total asset level debt versus the total real estate inventory and real estate investment assets to manage leverage across the portfolio.

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(amounts in thousands)	June 30, 2026	December 31, 2025
Real Estate Investments, Net:
Real estate investment assets	$72,669	$56,001
Holding SPE lines of credit liabilities	49,069	33,195
Real estate investments, net	23,600	22,806

Real estate inventory	724	1,559
Real estate investment assets	72,669	56,001
Total real estate inventory and real estate investment assets excluding Holding SPE lines of credit	$73,393	$57,560

Debt:
Holding SPE lines of credit and revolving credit facility secured by real estate assets (1)	$52,092	$37,487
Total asset level debt as a % of total real estate inventory and real estate investment assets excluding Holding SPE lines of credit	71%	65%
Other Holding SPE lines of credit (2)	6,734	6,787
Revolving credit facility secured by financing arrangements (3)	22,111	22,657
Regulation D offerings	10,077	12,360
Holding SPE lines of credit netted in Real Estate Investments	(49,069)	(33,195)
Total debt (GAAP)	$41,945	$46,096

(1)

The Company entered into a new revolving credit facility during February 2025 that is secured by both equity in real estate assets and financing arrangements. For purposes of calculating the total asset level debt above, the debt associated with the revolving credit facility only includes the debt that is secured by real estate assets.

(2)	Other Holding SPE lines of credit is debt where no real estate inventory or real estate investment is held, thus it is excluded from the asset level debt above.

(3)	The revolving credit facility debt in the corresponding row above includes debt secured by financing arrangements only, thus it is excluded from the asset level debt above as a percentage of real estate assets. See Note 2. Summary of Significant Accounting Policies and Note 8. Financing Arrangements in our notes to consolidated financial statements for additional details.

Components of Results of Operations

Consolidation and Real Estate Investment Accounting — Co-ownership

Until Holding SPEs are deconsolidated, the Company’s Consolidated Balance Sheet includes all assets and liabilities of those Holding SPEs. For additional information on consolidation and real estate investments accounting, refer to Note 2. Summary of Significant Accounting Policies and Note 3. Real Estate Investments, Net in our notes to consolidated financial statements. Any amounts received from members associated with consolidated Holding SPEs are reflected as deferred revenue on the Company’s Consolidated Balance Sheet.

Upon deconsolidation of each Holding SPE, the Company accounts for the remaining membership interests held as equity method investments, which are recorded on the Company’s Consolidated Balance Sheet as real estate investments, net. The equity method investments represent the Company’s non-controlling equity investment in the unconsolidated Holding SPEs. The real estate value and associated debt obligations associated with these remaining membership interests are presented on the Company’s Consolidated Balance Sheet on a net basis.

All operating costs of consolidated Holding SPEs are shared between the Company and the members based on a pro-rata ownership interest.

Real estate sales, net

We generate real estate sales revenue from the initial sale of partial membership interests in single family real estate upon deconsolidation of the Holding SPE and the revenue is recorded net of any discounts, or concessions, that may be granted. Real estate sales revenue also included sales of subsequent replacements of furnishings to the Holding SPEs. In addition, real estate sales revenue includes sales of whole homes whereby the Company has purchased a home, but found a single buyer for the home as opposed to multiple buyers.

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Gain on real estate investment sales

All membership interests sold after deconsolidation are treated as sales of equity method investments and recognized as net gains on the sale of real estate investments in the Consolidated Statement of Operations. These net gains are also recorded net of any discounts, or concessions, that may be granted.

Real estate services

Real estate services revenue principally consists of ownership fees related to services the Company provides to Holding SPEs following the sale of membership interests, including fees related to members who finance, fees earned for resales between two third parties and recurring management fees for property and LLC program management and the SmartStay™ technology. Real Estate services also includes fees related to a program called Pacaso NOW (“Pacaso NOW”) where a one-year agreement is signed and the member of a Holding SPE can trial the home for one year and then put the membership back to the Company or proceed with a full purchase of the membership interest.

Cost of real estate and real estate services

The Company recognizes a proportionate reduction of real estate inventory as a cost of real estate. Our cost of real estate consists of the proportionate consideration paid to purchase and furnish the property and related acquisition costs for first share sale transactions. These costs are accumulated in real estate inventory during the holding period and charged to cost of revenue on a proportionate basis when revenue recognition occurs on a specific identification method.

Additionally, cost of real estate services consists of personnel-related expenses for personnel directly involved with property management and maintenance services performed by the Company, as well as reimbursable revenue costs which are typically passed through at zero margin.

Offering advertising

Offering advertising costs consist primarily of expenses related to advertising spend in support of our Regulation A offering.

Sales and marketing

Sales and marketing costs consist primarily of personnel-related expenses, including share-based compensation, commissions paid to third-party real estate brokers and expenses related to sales and marketing.

General and administrative

General and administrative costs primarily consist of personnel-related expenses, including share-based compensation, for executive management and administrative functions including finance, human resources and legal. General and administrative costs also include certain professional service fees.

Operations

Operations costs primarily consist of personnel-related expenses, including share-based compensation, and logistic expenses in association with operating the Holding SPEs.

Holding costs

Holding costs include equity method earnings and losses from real estate investments, net, which effectively represent carrying costs related to Holding SPEs that are not yet fully subscribed for the Company’s pro-rata share of operating and capital costs.

Technology and development

Technology and development costs primarily consist of personnel-related expenses, including share-based compensation, associated with building and operating the Company’s technology that is not capitalizable, as well as information technology costs.

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Depreciation

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. During the six months ended June 30, 2026 and 2025, property and equipment consisted of computer and computer related equipment with an estimated useful life of 3 years.

Interest expense

Interest expense consists primarily of interest paid or payable related to our various debt facilities and amortization of debt issuance costs.

Income tax expense

We are subject to income taxes in the United States and foreign jurisdictions in which we do business. Foreign jurisdictions have different statutory tax rates than those in the United States. Additionally, certain of our foreign earnings may also be taxable in the United States.

We have a valuation allowance for our net deferred tax assets, including federal and state net operating loss carryforwards. We expect to maintain these valuation allowances until it becomes more likely than not that the benefit of our deferred tax assets will be realized by way of expected future taxable income in the United States. We recognize interest and penalties related to income tax matters in income tax expense if incurred.

Results of Operations

The following table sets forth our consolidated results of operations and includes a discussion of significant items explaining the changes for the periods presented:

	Six Months Ended June 30,		2025 to 2026 Change
(amounts in thousands)	2026	2025	Change in $	Change in %
Revenue	$51,861	$50,754	$1,107	2%
Cost of Revenue	36,798	38,877	(2,079)	(5)%
Gross Profit	15,063	11,877	3,186	27%

Operating Expenses:
Offering advertising	-	9,408	(9,408)	(100)%
Sales and marketing	8,013	6,769	1,244	18%
General and administrative	8,190	8,198	(8)	0%
Technology and development	3,861	3,273	588	18%
Operations	2,817	2,600	217	8%
Holding costs	1,216	1,276	(60)	(5)%
Depreciation	68	38	30	79%
Total operating expenses	24,165	31,562	(7,397)	(23)%

Loss from Operations	(9,102)	(19,685)	10,583	54%

Interest expense	(5,705)	(4,744)	(961)	(20)%
Interest income	2,663	2,251	412	18%
Other expense	(287)	(57)	(230)	(404)%
Loss before income taxes	(12,431)	(22,235)	9,804	44%
Income tax expense	(76)	(65)	(11)	(17)%
Net loss	$(12,507)	$(22,300)	$9,793	44%

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Revenue

Revenue increased by $1.1 million, or 2%, for the six months ended June 30, 2026 compared to the same period of 2025, primarily due to a $3.3 million, or 13%, increase in real estate services revenue and a $0.7 million, or 14%, increase in gain on sale of real estate investments, partially offset by a $2.9 million, or 14%, decrease in real estate sales, net.

Our reported revenue is also affected by the manner of recognition in the periods presented. Real estate inventory sales are presented gross, net of any concessions or discounts, while real estate investment sales are treated as sales of equity method investments and reflect only the net gain on sale after the cost paid to purchase and furnish the property. While the presentation method affects reported revenue, the gross profit on the underlying transactions is the same regardless of which method applies.

Cost of Revenue and Gross Profit

Cost of revenue decreased by $2.1 million, or 5%, for the six months ended June 30, 2026 compared to the same period of 2025, primarily due to a $3.5 million decrease in cost of real estate, partially offset by a $1.4 million increase in cost of real estate services. Gross profit increased by $3.2 million, or 27%, and gross margin increased to 29% in 2026 from 23% in 2025, indicating improved margins in 2026 compared to the same period of 2025.

Our gross profit mix has continued to shift toward recurring and semi-recurring gross profit streams. For the six months ended June 30, 2026, gross profit from our property operations segment, which consists of recurring property management and other management fees tied to our installed base of managed homes, increased 30% to $4.1 million from $3.2 million in the prior year and represented approximately 27% of total gross profit. Financing fees, resale and other fees gross profit, which we consider semi-recurring, increased 33% to $2.8 million. Together, these recurring and semi-recurring gross profit streams represented 46% of total gross profit in 2026, up from 44% in 2025.

Offering Advertising

Offering advertising expenses were $0 during the six months ended June 30, 2026, compared to $9.4 million during the six months ended June 30, 2025, which consisted of offering advertising costs related to the Regulation A offering that closed during September 2025. No offering advertising costs were incurred during the six months ended June 30, 2026 because no Regulation A offering was open during the period.

Sales and Marketing

Sales and marketing expenses increased by $1.2 million, or 18%, for the six months ended June 30, 2026 compared to the same period of 2025, primarily due to a $1.0 million increase in sales and marketing wages, commissions and benefits and a $0.6 million increase in brand media spend, partially offset by a $0.2 million decrease in performance media spend.

General and Administrative

General and administrative expenses were substantially unchanged for the six months ended June 30, 2026 compared to the same period of 2025. Legal expenses during the six months ended June 30, 2026 includes a $0.6 million legal settlement and $0.2 million in professional fees related to the Company’s SEC filings.

Technology and Development

Technology and development expenses increased by $0.6 million, or 18%, for the six months ended June 30, 2026 compared to the same period of 2025, primarily due to a $0.2 million increase in software and computer costs and a $0.3 million increase in personnel-related wages, reflecting continued investment in our proprietary technology platform.

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Operations

Operations expenses increased by $0.2 million, or 8%, for the six months ended June 30, 2026 compared to the same period of 2025, primarily due to a $0.1 million increase in contractor costs and a $0.2 million increase in personnel-related costs, partially offset by a $0.1 million decrease in logistics and warehouse expense.

Holding Costs

Holding costs decreased by $0.1 million, or 5%, for the six months ended June 30, 2026 compared to the same period of 2025. Because we cover the operating costs of a home in proportion to our retained co-ownership share, the decrease was primarily due to carrying fewer units in real estate inventory and real estate investments during the six months ended June 30, 2026 versus June 30, 2025.

Depreciation Expense

Depreciation expense slightly increased for the six months ended June 30, 2026 compared to the same period of 2025, in line with the increase in property and equipment, net.

Interest Expense

Interest expense increased by $1.0 million, or 20%, for the six months ended June 30, 2026 compared to the same period of 2025, primarily due to a $0.4 million increase in amortization of debt issuance costs associated with the financing arrangements and a $0.1 million write-off of deferred financing costs in connection with the amendment to the revolving credit facility, as well as an increase in the average financing outstanding during each period.

Interest Income

Interest income increased by $0.4 million, or 18%, for the six months ended June 30, 2026 compared to the same period of 2025, primarily due to a larger portfolio of customer and member financing receivables. In certain cases, we earned a spread on the interest rates charged to customers.

Other Expense

Other expense during the six months ended June 30, 2026 primarily consisted of a $0.3 million non-cash loss on the settlement of a portion of the Company’s SAFE agreements. Other expense during the six months ended June 30, 2025 consisted of legal settlement payments related to a former employee to resolve all claims related to the termination of their employment.

SEGMENT OVERVIEW

We evaluate segment performance based upon segment gross profit which represents the total revenue less cost of revenue attributable to that segment. We exclude reimbursable revenue and reimbursable cost of revenue because it is a pass through of costs at no margin as well as amortization of developed technology which is not allocated between segments and is consistent with how our chief operating decision maker (“CODM”) evaluates the Company. Refer to the reconciliation of our segments to GAAP revenue, cost of revenue and gross profit table presented below.

Co-ownership Real Estate and Financing

Our primary business offering includes the marketing and selling of co-ownership membership interests in fully designed and furnished real estate through Holding SPEs, provides services to facilitate owner financing in connection with the sale and facilitates resales between consumers. This segment also includes gains from the sale of real estate investments, the sale of whole homes and Pacaso NOW fees.

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Property Operations

The Company enters into management agreements with all of the Holding SPEs to provide day-to-day property management services, maintenance and preparation of books and financial records. These services also include access to our proprietary mobile app for scheduling and subsequent replacement of furnishings. Other services in the property operation segment consist of services related to alarm monitoring, smart locks and beginning in 2024 also includes subsequent furniture sales to existing homes.

Segment Results

The following table presents our revenues and gross profit by segment for the six months ended June 30, 2026, compared to the same period of 2025.

	Six Months Ended June 30,		2025 to 2026 Change
(amounts in thousands)	2026	2025	Change in $	Change in %
SEGMENTS:
Co-ownership real estate and financing	$25,381	$27,463	$(2,082)	(8)%
Property operations	5,985	4,663	1,322	28%
Total revenue	31,366	32,126	(760)	(2)%

SEGMENTS COST OF REVENUE:
Co-ownership real estate and financing	13,965	18,016	(4,051)	(22)%
Property operations	1,876	1,492	384	26%
Total cost of revenue	15,841	19,508	(3,667)	(19)%
TOTAL SEGMENT GROSS PROFIT	$15,525	$12,618	$2,907	23%

Co-ownership Real Estate and Financing Results

The following tables present our revenues and gross profit for co-ownership real estate and financing by various components for the six months ended June 30, 2026 compared to the same period of 2025.

	Six Months Ended June 30,		2025 to 2026 Change
(amounts in thousands)	2026	2025	Change in $	Change in %
CO-OWNERSHIP REAL ESTATE AND FINANCING:
Co-ownership real estate sales	$16,680	$19,895	$(3,215)	(16)%
Real estate investment sales	5,664	4,952	712	14%
Co-ownership real estate services (1)	3,037	2,616	421	16%
Total Co-ownership real estate and financing sales	25,381	27,463	(2,082)	(8)%

CO-OWNERSHIP REAL ESTATE AND FINANCING COST OF SALES:
Co-ownership real estate	13,704	17,494	(3,790)	(22)%
Co-ownership real estate services	261	522	(261)	(50)%
Total cost of Co-ownership real estate and financing	13,965	18,016	(4,051)	(22)%
SEGMENT GROSS PROFIT	$11,416	$9,447	$1,969	21%

(1)	Co-ownership real estate services includes fees earned from facilitating financing, resales and Pacaso NOW.

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Co-Ownership Real Estate and Financing Sales

Co-ownership real estate and financing sales segment revenue decreased by $2.1 million, or 8%, for the six months ended June 30, 2026 compared to the same period of 2025, primarily due to a $3.2 million decrease in co-ownership real estate sales, partially offset by a $0.7 million increase in real estate investment sales and a $0.4 million increase in co-ownership real estate services. Units transacted increased to 64 from 57 and resales transacted increased to 70 from 63. Co-ownership real estate and financing sales are impacted by the type of recognition during the periods presented. Co-ownership real estate sales are presented gross, net of any concessions or discounts, while real estate investment sales are treated as sales of equity method investments and only reflect the net gain of the sale after the cost paid to purchase and furnish the property.

Co-Ownership Real Estate and Financing Cost Of Sales and Gross Profit

Co-ownership real estate and financing segment cost of sales decreased by $4.1 million, or 22%, for the six months ended June 30, 2026 compared to the same period of 2025, primarily due to items discussed above. Segment gross profit was $11.4 million in 2026 compared to $9.4 million in 2025, representing an increase of 21%.

Property Operations Results

The following table presents our revenues and gross profit for property operations by various components for the six months ended June 30, 2026 compared to the same period of 2025.

	Six Months Ended June 30,		2025 to 2026 Change
(amounts in thousands)	2026	2025	Change in $	Change in %
PROPERTY OPERATIONS:
Property management	$5,484	$4,194	$1,290	31%
Other services	501	469	32	7%
Total Property operations sales	5,985	4,663	1,322	28%

PROPERTY OPERATIONS COST OF SALES:
Property management cost of sales	1,831	1,437	394	27%
Other services cost of sales	45	55	(10)	(18)%
Total cost of Property operations	1,876	1,492	384	26%
SEGMENT GROSS PROFIT	$4,109	$3,171	$938	30%

Property Operations Sales

Property operations segment revenue increased by $1.3 million, or 28%, for the six months ended June 30, 2026 compared to the same period of 2025, primarily due to the change in the number of units under management from 1,320 units in 2025 to 1,416 units in 2026.

Property Operations Cost of Sales and Gross Profit

Property operations segment cost of sales increased by $0.4 million, or 26%, for the six months ended June 30, 2026 compared to the same period of 2025. Gross profit was $4.1 million in 2026 compared to $3.2 million in 2025 and gross margin was 69% in 2026 compared to 68% in 2025, attributable to the increase in units under management noted above.

17

Segment Reconciliation to GAAP Gross Profit

The table below reconciles our segments to GAAP revenue, cost of sales and gross profit:

(amounts in thousands)	Six Months Ended June 30,		2025 to 2026 Change
RECONCILIATION TO GAAP GROSS PROFIT	2026	2025	Change in $	Change in %
TOTAL GROSS PROFIT (GAAP)	$15,063	$11,877	$3,186	27%

Total segments revenue	31,366	32,126	(760)	(2)%
Other non-segment revenue:
Reimbursable sales	20,495	18,628	1,867	10%
Total revenue (GAAP)	51,861	50,754	1,107	2%

Total segments cost of revenue	15,841	19,508	(3,667)	(19)%
Other non-segment cost of revenue:
Reimbursable cost of sales	20,495	18,628	1,867	10%
Amortization of developed technology	462	741	(279)	(38)%
Total cost of revenue (GAAP)	36,798	38,877	(2,079)	(5)%
TOTAL GROSS PROFIT (GAAP)	$15,063	$11,877	$3,186	27%

Liquidity and Capital Resources

Our main sources of liquidity have historically consisted of cash generated from financing activities including equity and debt fundraising activities. As of June 30, 2026, the Company had cash, cash equivalents and restricted cash of $52.9 million which consisted of cash on hand at financial institutions and highly liquid investments with original maturities of three months or less at the date of purchase and restricted cash of $16.2 million. Restricted cash as of June 30, 2026 was comprised of $13.9 million of insurance proceeds recorded as a deferred insurance proceeds liability on our balance sheet, as well as $2.4 million of cash in an interest reserve account in conjunction with our revolving credit facility entered into during February 2025. See Note 2. Summary of Significant Accounting Policies in our notes to consolidated financial statements for further details of restricted cash.

The Company’s debt consists of Holding SPE lines of credit with multiple third-party financial institutions, a revolving credit facility, a master repurchase credit facility, and Regulation D proceeds. Following an amendment to the revolving credit facility entered into in June 2026, the revolving credit facility has a maximum loan amount of the lesser of $40.0 million (reduced from $50.0 million) and the borrowing base, a draw period that ends during June 2027 and a maturity in June 2030. The Company was in compliance with all financial covenants under the revolving credit facility, the master repurchase credit facility and the Holding SPE lines of credit as of June 30, 2026 and as of the filing date of this Semiannual Report. See additional information regarding the Company’s financing arrangements in Note 8. Financing Arrangements in our notes to consolidated financial statements.

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We expect our working capital requirements to increase over time in order to expand and execute on our business plan. We believe that our cash on hand, together with our operations will be sufficient to meet short-term working capital and capital expenditure requirements for at least the next 12 months. We currently have no commitments with any person for any capital expenditures, with the exception of immaterial purchases of property and equipment necessary for employees. We market co-ownership interests in homes before we acquire them, and we are not contractually obligated to acquire a home that we have marketed. As of September 16, 2026, we were marketing three homes that we were under contract to purchase but had not yet acquired, representing an aggregate expected acquisition cost of approximately $17.7 million. However, our ability to fund our working capital requirements will depend in part on the real estate market conditions in which we operate and in various other general economic, financial, competitive, legislative, regulatory, geopolitical and other conditions which may be beyond our control. Depending on these and other factors, we may seek additional financing, although there is no assurance that financing will be available on acceptable terms or at all.

The Company has agreed with certain Holding SPE lenders to guarantee repayment of any of the Holding SPEs’ debt-related obligations in the event a Holding SPE, and its underlying third-party members, are unable to fulfill its obligations to lenders. The fair value of such guarantees is immaterial.

Historically our financing activities primarily include equity and debt financing activities as well as borrowings and repayments of Holding SPE lines of credit and utilization of our financing lines of credit. Buying and selling of high-valued assets such as single family homes is cash intensive and has a significant impact on our liquidity and capital resources, which are further discussed below in the summarized cash flow information.

Summarized Cash Flow Information

	Six Months Ended June 30,
(amounts in thousands)	2026	2025
Cash Flow Data:
Net cash used in operating activities	$(12,465)	$(18,186)
Net cash provided by (used in) investing activities	1,638	(21,710)
Net cash (used in) provided by financing activities	(2,641)	61,948
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(132)	114

Cash Flows Used In Operating Activities

Net cash used in operating activities was $13.1 million and $18.2 million for the six months ended June 30, 2026 and 2025, respectively. During the six months ended June 30, 2026, cash used in operating activities was impacted by our net loss of $12.5 million and a $3.8 million increase in accounts receivable primarily due to an increase in installment agreements related to selling membership interests, partially offset by a $1.2 million net change in other assets and liabilities primarily related to the timing of cash outflows related to resale unit transactions that were completed prior to June 30, 2026, but the cash paid the selling member was after June 30, 2026. During the six months ended June 30, 2025, cash used in operating activities was impacted by our net loss of $22.3 million as well as an increase in real estate investments, net, of $5.1 million which is primarily due to the reduction of debt netted in real estate investments of $4.6 million.

Cash Flows Provided By (Used In) Investing Activities

Net cash provided by investing activities was $1.6 million for the six months ended June 30, 2026, compared to net cash used in investing activities of $21.7 million for the six months ended June 30, 2025. During the six months ended June 30, 2026, net cash provided by investing activities was primarily attributable to $5.6 million of proceeds from customer financing receivables, partially offset by $2.8 million of payments to acquire customer financing receivables, $1.0 million of capitalized labor related to technology development and $0.2 million of purchases of property and equipment. During the six months ended June 30, 2025, net cash used in investing activities was primarily impacted by the payments to acquire customer financing receivables of $22.0 million due to the revolving credit facility entered into in February 2025, as well as capitalized labor related to technology development and purchases of property and equipment, partially offset by proceeds from the related customer financing receivables of $1.3 million.

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Cash Flows (Used In) Provided By Financing Activities

Net cash used in financing activities was $2.6 million for the six months ended June 30, 2026, compared to net cash provided by financing activities of $61.9 million for the six months ended June 30, 2025. For the six months ended June 30, 2026, cash used in financing activities was attributable to $13.0 million of debt repayment, which excludes $2.1 million of non-cash assignment of debt to Holding SPEs, partially offset by $8.7 million of debt proceeds, net of issuance costs, including the $0.2 million renewal fee withheld from borrowings under the revolving credit facility in connection with its amendment, and $2.0 million of insurance proceeds reflected as a deferred insurance proceeds liability, partially offset by $0.4 million of related payments. For the six months ended June 30, 2025, cash provided by financing activities was attributable to $24.3 million of net proceeds from the sale of Class D common stock due to our Regulation A offering, $51.4 million of debt proceeds, partially offset by $21.2 million of debt repayment which excludes $7.9 million of non-cash assignment of debt to Holding SPEs, as well as $7.2 million of insurance proceeds reflected as a deferred insurance proceeds liability.

Quantitative and Qualitative Disclosures About Market Risk

Investment and Interest Rate Risk

We are exposed to interest rate risk related primarily to our investment portfolio and outstanding debt. Changes in interest rates affect the interest earned on our total cash, cash equivalents, and marketable securities and the fair value of those securities, as well as interest paid on our debt.

We had cash, cash equivalents and restricted cash of $52.9 million as of June 30, 2026, which consisted of cash on hand and all highly liquid investments with original maturities of three months or less at the date of purchase. The primary objective of our investment activities is to preserve capital and meet liquidity requirements without significantly increasing risk. Due to the short-term nature of our investments, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. Assuming no change in the outstanding borrowings on our credit facilities as of June 30, 2026, we estimate that a one percentage point increase in the applicable interest rates would have increased our annual interest expense by approximately $0.9 million.

Inflation Risk

We do not believe that inflation has had a material effect on our business, results of operations or financial condition. If our costs were to become subject to significant inflationary pressures, including potential increased tariffs, we may not be able to fully offset such higher costs through price increases. Our inability to do so could harm our business, results of operations and financial condition.

Foreign Currency Exchange Risk

We do not believe that foreign currency exchange risk has had a material effect on our business, results of operations or financial condition. As we do not maintain a significant balance of foreign currency, we do not believe an immediate 10% increase or decrease in foreign currency exchange rates relative to the U.S. dollar would have a material effect on our business, results of operations or financial condition.

Item 2: Other Information

N/A

20

Item 3: Financial Statements

FINANCIAL STATEMENTS

PACASO INC. AND SUBSIDIARIES

F-1

PACASO INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

(in thousands, except share amounts)

	June 30,	December 31,
	2026	2025
ASSETS
Current Assets:
Cash and cash equivalents	$36,626	$52,237
Restricted Cash	16,244	14,233
Accounts receivable, net	5,685	1,819
Real estate inventory, net	724	1,559
Real estate investments, net	23,600	22,806
Other current receivables	2,948	2,116
Prepaid expenses	1,318	1,600
Other current assets	2,054	2,462

Total current assets	89,199	98,832

Property and equipment, net	287	209

Intangible assets, net	2,915	2,855

Other long-term receivables	34,085	37,247

Other long-term assets	2,427	2,921

Total assets	$128,913	$142,064

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$1,449	$1,850
Accrued expenses	2,687	2,083
Deposit liabilities	1,569	2,113
Deferred revenue	-	23
SAFE investments	933	2,668
Other current liabilities	5,957	4,408
Deferred insurance proceeds liabilities	13,623	12,008
Current portion of debt	18,891	22,553

Total current liabilities	45,109	47,706

Long-term Liabilities:
Long-term debt	23,054	23,543
Other long-term liabilities	398	-

Total long-term liabilities	23,452	23,543

Total Liabilities	68,561	71,249

Commitments and Contingencies (Note 13)
STOCKHOLDERS’ EQUITY:
Class A common stock, $0.00001 par value, 150,000,000 shares authorized, issued and outstanding as of June 30, 2026 and December 31, 2025	-	-
Class B common stock, $0.00001 par value, 140,000,000 shares authorized as of June 30, 2026 and December 31, 2025, and 13,497,114 and 11,181,705 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	-	-
Class C common stock, $0.00001 par value, 31,508,762 shares authorized and no shares issued and outstanding as of June 30, 2026 and December 31, 2025	-	-
Class D common stock, $0.00001 par value, 28,957,528 shares authorized and 26,615,064 and 25,932,981 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	-	-
Series A preferred stock, 48,756,870 shares authorized and 48,563,543 shares issued and outstanding as of June 30, 2026 and December 31, 2025 and liquidation preference of $23,482 and $22,978, respectively	16,903	16,903
Series B preferred stock, 19,129,473 shares authorized and 18,779,540 shares issued and outstanding as of June 30, 2026 and December 31, 2025 and liquidation preference of $99,768 and $97,509, respectively	77,773	77,773
Series C preferred stock, 31,508,762 shares authorized and 31,448,013 shares issued and outstanding as of June 30, 2026 and December 31, 2025 and liquidation preference of $167,482 and $163,281, respectively	141,150	141,150
Additional paid in capital	97,769	95,711
Accumulated other comprehensive loss	(476)	(462)
Retained deficit	(272,767)	(260,260)
Total Stockholders’ Equity	60,352	70,815

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$128,913	$142,064

The accompanying notes are an integral part of these consolidated financial statements.

F-2

PACASO INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(in thousands, except per share data)

	Six Months Ended	Six Months Ended
	June 30, 2026	June 30, 2025
Revenue:
Real estate sales, net	$17,272	$20,141
Gain on sale of real estate investments	5,664	4,952
Real estate services	28,925	25,661

Total revenue	51,861	50,754

Cost of revenue:
Cost of real estate	14,100	17,615
Cost of real estate services	22,698	21,262

Total cost of revenue	36,798	38,877

Gross Profit	15,063	11,877

Operating Expenses:
Offering advertising	-	9,408
Sales and marketing	8,013	6,769
General and administrative	8,190	8,198
Technology and development	3,861	3,273
Operations	2,817	2,600
Holding costs	1,216	1,276
Depreciation	68	38

Total operating expenses	24,165	31,562

Loss from Operations	(9,102)	(19,685)

Interest expense	(5,705)	(4,744)
Interest income	2,663	2,251

Other expense	(287)	(57)

Loss before income taxes	(12,431)	(22,235)

Income tax expense	(76)	(65)

Net loss	$(12,507)	$(22,300)

Basic and diluted net loss attributable to Pacaso Inc. per share	$(0.07)	$(0.13)
Weighted average common shares outstanding:
Basic and diluted	189,598	168,158

The accompanying notes are an integral part of these consolidated financial statements.

F-3

PACASO INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Unaudited)

(in thousands)

	Six Months Ended	Six Months Ended
	June 30, 2026	June 30, 2025

Net loss	$(12,507)	$(22,300)
Other comprehensive gain (loss):
Foreign currency translation	(14)	(336)
Comprehensive loss	$(12,521)	$(22,636)

The accompanying notes are an integral part of these consolidated financial statements.

F-4

PACASO INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (Unaudited)

FOR THE SIX MONTHS ENDED JUNE 30, 2026 and JUNE 30, 2025

(in thousands, except share data)

	Common Stock					Series A		Series B		Series C				Accumulated
	Class A		Class B		Class D	Preferred Stock		Preferred Stock		Preferred Stock		Accumulated	Additional	Other Comprehensive	Total
	Shares	Amount	Shares	Amount	Shares	Shares	Amount	Shares	Amount	Shares	Amount	Deficit	Paid-In Capital	Income (Loss)	Equity

BALANCE — January 1, 2026	150,000,000	$-	11,181,705	$-	25,932,981	48,563,543	$16,903	18,779,540	$77,773	31,448,013	$141,150	$(260,260)	$95,711	$(462)	$70,815
Exercise of stock options	-	-	107,004	-	-	-	-	-	-		-	-	38	-	38
Share-based compensation expense	-	-	-	-	-	-	-	-	-	-	-	-	28	-	28
Cancellation and refunds from sales of Class D common stock, net of offering costs	-	-	-	-	(11,917)	-	-	-	-	-	-	-	(22)	-	(22)
Conversion of SAFE investments to Class D common stock	-	-	-	-	694,000	-	-	-	-	-	-	-	2,013	-	2,013
Exercise of Class B common stock warrants	-	-	2,208,405	-	-	-	-	-	-	-	-	-	1	-	1
Equity adjustment from foreign currency translation	-	-	-	-	-	-	-	-	-	-	-	-	-	(14)	(14)
Net loss	-	-	-	-	-	-	-	-	-	-	-	(12,507)	-	-	(12,507)
BALANCE — June 30, 2026	150,000,000	$-	13,497,114	$-	26,615,064	48,563,543	$16,903	18,779,540	$77,773	31,448,013	$141,150	$(272,767)	$97,769	$(476)	$60,352

	Common Stock					Series A		Series B		Series C				Accumulated
	Class A		Class B		Class D	Preferred Stock		Preferred Stock		Preferred Stock		Accumulated	Additional	Other Comprehensive	Total
	Shares	Amount	Shares	Amount	Shares	Shares	Amount	Shares	Amount	Shares	Amount	Deficit	Paid-In Capital	Income (Loss)	Equity

BALANCE — January 1, 2025	150,000,000	$-	9,667,964	$-	3,281,809	48,563,543	$16,903	18,779,540	$77,773	31,448,013	$141,150	$(196,781)	$24,175	$117	$63,337
Exercise of stock options	-	-	943,520	-	-		-		-		-	-	117	-	117
Share-based compensation expense	-	-	-	-	-	-	-	-	-	-	-	-	224	-	224
Issuance of Class D common stock	-	-	-	-	8,967,533	-	-	-	-	-	-	-	26,534	-	26,534
Offering costs	-	-	-	-	-	-	-	-	-	-	-	-	(2,083)	-	(2,083)
Equity adjustment from foreign currency translation	-	-	-	-	-	-	-	-	-	-	-	-	-	(336)	(336)
Net loss	-	-	-	-	-	-	-	-	-	-	-	(22,300)	-	-	(22,300)
BALANCE — June 30, 2025	150,000,000	$-	10,611,484	$-	12,249,342	48,563,543	$16,903	18,779,540	$77,773	31,448,013	$141,150	$(219,081)	$48,967	$(219)	$65,493

The accompanying notes are an integral part of these consolidated financial statements.

F-5

PACASO INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(in thousands)

	Six Months Ended	Six Months Ended
	June 30, 2026	June 30, 2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(12,507)	$(22,300)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,033	1,190
Loss on disposal of property and equipment	4	1
Share-based compensation	28	224
Non-cash impairment of real estate investments	-	268
Non-cash insurance recovery asset	-	(268)
Write-off of customer receivable	-	40
Write-off of deferred financing costs	64	-
Amortization of debt issuance costs	745	317
Non-cash issuance of Class D common stock	-	175
Loss on settlement of SAFE agreements	278	-
Accrued owner settlements	597	-
Unrealized foreign currency transaction gains	(34)	(455)
Change in assets and liabilities, net of effect from foreign currency:
Real estate inventory	849	447
Real estate investments, net	(839)	(8,603)
Accounts receivable	(3,796)	(470)
Customer receivables	351	5,451
Other receivables	(443)	1,485
Prepaid expenses and other current assets	271	1,675
Accounts payable	(401)	986
Accrued expenses	693	336
Deposit liabilities	(543)	(667)
Deferred revenue	(23)	(13)
Other assets and liabilities	1,208	1,995

Net cash used in operating activities	(12,465)	(18,186)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments to acquire customer financing receivables	(2,828)	(21,976)
Proceeds from customer financing receivables	5,641	1,323
Capitalized technology development	(1,025)	(944)
Purchases of property and equipment	(150)	(113)

Net cash provided by (used in) investing activities	1,638	(21,710)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of Class D common stock, net	3	24,276
Proceeds from debt, net of issuance costs	8,683	51,353
Repayment of debt	(12,981)	(21,197)
Deferred insurance proceeds liability	1,989	7,204
Deferred insurance liability repayments	(374)	-
Deferred offering costs	-	195
Proceeds from exercised options	38	117
Proceeds from the exercise of Class B common stock warrants	1	-

Net cash (used in) provided by financing activities	(2,641)	61,948
Effect of foreign currency exchange rate changes on cash	(132)	114
NET CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(13,600)	22,166

CASH, CASH EQUIVALENTS and RESTRICTED CASH:
Beginning of period	66,470	27,711

End of period	$52,870	$49,877

Supplemental cash flow information (Unaudited):
Cash paid during the period for:
Interest	$2,145	$2,425
Income taxes	$76	$65
Significant non-cash transactions:
Non-cash assignment of debt to Holding SPEs	$2,131	$7,860
Non-cash issuance of stock from SAFE agreements	$2,013	$-

The accompanying notes are an integral part of these consolidated financial statements.

F-6

PACASO INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in thousands, except share and per share data)

1.	ORGANIZATION AND DESCRIPTION OF OPERATIONS

Pacaso Inc., a Delaware corporation (“Pacaso” or the “Company”) was incorporated in January 2020. The Company facilitates buying, owning, and selling of co-ownership interests in second homes. The Company offers integrated financing, upscale interior design, professional property management, and proprietary technology to make scheduling stays simple. After purchase, the Company manages the home on an ongoing basis and supports the resale process in partnership with licensed real estate professionals. The Company has operations within the United States, Europe, and Mexico.

The Company conducts its primary business of acquiring and selling co-ownership interests in single family homes in destination communities through establishment of special purpose holding entities, in the form of limited liability companies (“Holding SPEs”). The Company, through a wholly-owned subsidiary, is the “Non-member Manager” of the Holding SPEs or the owner representative responsible for appointing the program manager. Pacaso is further appointed as the initial “Program Manager” for the management, maintenance, and operation of the homes. The Company sells co-ownership interests in the Holding SPEs to third-party owners (“Members”). Each Holding SPE holds one asset, typically a single-family residential home, and the Company structures the Holding SPE to have up to eight interests that can be sold individually. Generally, Members may own one-eighth and up to four-eighths of an individual Holding SPE.

The Company is responsible for forming and establishing each Holding SPE, at which time it typically is the sole economic owner, or membership interest holder, of the Holding SPE and its Non-member Manager. The Holding SPE will contract with a selling real estate holder to acquire a specific property, while also arranging for debt financing to be drawn upon by the Holding SPE or the Company to pay for the balance of funds due to purchase the property at transaction closing. The Company’s initial economic interest placed in a specific property prior to closing is dependent upon the number of Members identified by the time of home closing. The Holding SPE debt is collateralized by the underlying property deed for each property. The Company has agreed with Holding SPE lenders to guarantee repayment of any of the Holding SPEs’ debt-related obligations in the event a Holding SPE, and its underlying third-party Members, are unable to fulfill its obligations to lenders.

As the Company sells membership interests, new third-party Members either pay cash in full for their interests or may choose to finance up to 70% of their purchase price directly with the Holding SPE or the Company. The Company sells Holding SPE membership interests based on a fractional allocation of the price to acquire the property and certain costs to procure furnishings for the homes plus a markup paid to the Company for its role in facilitating the structure and property acquisition.

F-7

As a property is acquired, the Holding SPE enters into an agreement with a wholly-owned subsidiary of the Company, as the Program Manager, to manage the ongoing operations of the Holding SPE through providing various services, inclusive of Holding SPE management services, administrative services, technology services (such as providing for the use of the Company’s proprietary booking and stays technology), property management services, and financial services. As the Holding SPE sells membership interests, each new third-party Member signs the Holding SPE operating agreement. The Company receives a fixed monthly fee from each of the Members for providing services to the Holding SPE. All actual operating costs and capital expenditures of the Holding SPE are passed on directly to Holding SPE Members for payment. If a property has closed, but is not yet fully subscribed, the Company is responsible for making its share of operating and capital cost payments based on its pro-rata level of retained Holding SPE ownership interest during the period. This can be inclusive of any debt service costs, as well as property maintenance costs. These costs represent the Company’s equity earnings or losses associated with its equity method investments and such costs are recorded within holding costs and interest expense on the Consolidated Statement of Operations. The amount included in holding costs for the six months ended June 30, 2026 and 2025 were $1,216 and $1,276, respectively.

Members can remarket their Holding SPE membership interests at a price of their determination, without influence from other third-party owners or the Company. Existing Holding SPE Members are granted a right of first offer if a Member wishes to sell their Holding SPE interest, but existing Members are not compelled to accept these offers. In scenarios whereby an existing Member wishes to sell its interest, the Company may facilitate the resale and earn a resale fee.

Certain Significant Risks and Business Uncertainties —The Company is subject to the risks and challenges associated with companies at a similar stage of development, including dependence on key individuals, successful development and marketing of its products and services, competition from substitute products and services, and larger companies with greater financial, technical management, and marketing resources. Further, during the period required to achieve and sustain substantially higher revenues in order to become profitable, the Company may require additional funds that may not be readily available or may not be on terms that are acceptable to the Company.

The Company operates in a dynamic industry and, accordingly, can be affected by a variety of factors. For example, management of the Company believes that any of the following factors could have a significant negative effect on the Company’s future financial position, results of operations, and cash flows: rates of revenue growth, the stability of the real estate market, impact of interest rate changes, concentration of financing optionality if current lenders cease to provide financing, local regulations prohibiting the Company from doing business, unanticipated fluctuations in operating results due to economic or political factors that are outside the Company’s control, including potential increased tariffs, intense competition, failure to attract and retain key personnel, failure to protect intellectual property, and inability to manage growth.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“GAAP”) for interim financial reporting and the instructions to Form 1-SA and Regulation S-X of the rules and regulations of the SEC. The accompanying unaudited interim condensed consolidated financial statements have been prepared from the records of the Company, without audit and, in the opinion of management, include all adjustments (consisting of only normal, recurring adjustments) necessary to present fairly the Company’s financial position as of June 30, 2026, and the results of operations, comprehensive loss, stockholders’ equity, and cash flows for the six month periods ended June 30, 2026 and June 30, 2025. The Consolidated Balance Sheet as of December 31, 2025, presented herein, has been derived from the Company’s audited consolidated financial statements for the fiscal year then ended.

Certain information and disclosures normally included in the notes to annual consolidated financial statements prepared in accordance with GAAP have been condensed or omitted for purposes of these interim condensed consolidated financial statements. The interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements, including notes thereto, contained in the Company’s Annual Report on Form 1-K for the year ended December 31, 2025.

The results of operations, comprehensive loss, stockholders’ equity, and cash flows for the six month periods ended June 30, 2026 presented herein are not necessarily indicative of the results to be expected for the full fiscal year.

F-8

The consolidated financial statements include Pacaso Inc., its wholly owned subsidiaries, as well as the Holding SPEs in which the Company directly or indirectly has a controlling financial interest. All intercompany balances and transactions have been eliminated in consolidation.

Certain prior year amounts have been reclassified to conform to the current period presentation. These reclassifications had no impact on the Company’s consolidated financial condition, results of operations or changes in stockholders’ equity.

In the consolidated statement of operations, $176 of interest earned was reclassified from Interest expense to Interest income for the six months ended June 30, 2025 to present interest on a gross basis. Interest expense, net for both periods presented did not change as a result of this reclassification. In addition, the Class D common stock share activity for the six months ended June 30, 2025 presented in the Consolidated Statements of Changes in Stockholders’ Equity has been corrected to reflect 3,281,809 shares of Class D common stock outstanding as of January 1, 2025, 8,967,533 shares issued during the period and 12,249,342 shares outstanding as of June 30, 2025. The revision affected share amounts only and had no impact on total stockholders’ equity or on any amounts previously reported.

Principles of Consolidation—When evaluating an entity for consolidation, the Company first determines whether an entity is a variable interest entity (“VIE”). If the entity is deemed to be a VIE, the Company determines whether it would be the entity’s primary beneficiary and consolidates those VIEs for which the Company would be the primary beneficiary. The Company will also consolidate an entity not deemed a VIE upon determination that the Company has a controlling financial interest. See below for further discussion on the Company’s accounting for Holding SPEs used to acquire and sell co-ownership interests.

Use of Estimates—The Company prepared the Consolidated Financial Statements in conformity with U.S. generally accepted accounting principles (“GAAP”). GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the Consolidated Financial Statements and the reported amounts of net revenue and expenses during the reporting period. The Company regularly evaluates its estimates, including, but not limited to, those related to the net realizable value of real estate inventory and real estate investments, useful lives of long-lived assets and intangible assets, capitalized software development, valuation of common stock, warrants, share-based compensation, and income taxes. The amounts ultimately realized from the affected assets or ultimately recognized as liabilities will depend on, among other factors, general business conditions and could differ materially in the near term from the carrying amounts reflected in the Consolidated Financial Statements. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates.

Foreign Currency Translation—The financial statements of the Company’s foreign subsidiaries are translated into U.S. dollars using period-end exchange rates for assets and liabilities and average rates for operating results. Unrealized translation gains and losses are included in accumulated other comprehensive income (loss) in stockholders’ equity and included in net earnings only upon sale or liquidation of the underlying foreign subsidiary. When a transaction is denominated in a currency other than the subsidiary’s functional currency, the Company recognizes a transaction gain or loss in general and administrative expense within the Consolidated Statements of Operations when the transaction is settled.

Concentration of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents. The Company generally places cash and cash equivalents and investments with high-credit-quality counterparties to ensure the financial institutions are stable when the Company’s deposits exceed Federal Deposit Insurance Corporation limits. The Company maintains its cash accounts with financial institutions where, at times, deposits exceed federal insurance limits.

F-9

Consolidation and Real Estate Investment Accounting — Co-ownership—The Company evaluates each Holding SPE for consolidation based on the terms of its operating agreement, which is typically not amended after the Holding SPE is formed. Under the current form of the operating agreement, the activities that most significantly impact a Holding SPE’s economic performance, principally the approval of the annual operating budget, are controlled by non-Pacaso members upon the sale of a single membership interest, and the Company is excluded from that vote. Accordingly, the Company is no longer the primary beneficiary of a Holding SPE, and deconsolidates the Holding SPE, upon the first closing of a membership interest, which may include the sale of one or multiple membership interests.

Until Holding SPEs are deconsolidated, the Company’s Consolidated Balance Sheet includes all assets and liabilities of those Holding SPEs. Any amounts received from Members associated with consolidated Holding SPEs are reflected as deferred revenue on the Company’s Consolidated Balance Sheet.

Upon deconsolidation of each Holding SPE, the Company accounts for the remaining membership interests held as equity method investments, which are recorded on the Company’s Consolidated Balance Sheet as real estate investments, net. The equity method investments represent the Company’s non-controlling equity investment in the unconsolidated Holding SPEs. The real estate value and associated debt obligations associated with these remaining membership interests are presented on the Company’s Consolidated Balance Sheet on a net basis. Non-refundable cash proceeds received from third-party customers prior to the Company closing on the acquisition of a home are reflected as deferred revenue on the Company’s Consolidated Balance Sheet. Refundable deposits received from third-party customers are classified as deposit liabilities on the Company’s Consolidated Balance Sheet.

The deferred revenue balance as of June 30, 2026 and December 31, 2025 was $0 and $23, respectively, and consists primarily of cash payments received for Holding SPEs that are not deconsolidated, as well as cash payments received in advance of satisfying performance obligations. Revenue recognized for the six months ended June 30, 2026 related to amounts recorded as deferred revenue as of December 31, 2025 was $23.

All operating costs of consolidated Holding SPEs are shared between the Company and the Members based on a pro-rata ownership interest.

Cash and Cash Equivalents—Cash and cash equivalents consist of cash on hand and all highly liquid investments with original maturities of three months or less at the date of purchase. The carrying amounts reported in the Consolidated Balance Sheets for cash and cash equivalents are valued at cost, which approximates their fair value.

Restricted Cash—Restricted cash as of June 30, 2026 of $16,244 is comprised of $13,892 of insurance proceeds recorded as a deferred insurance proceeds liability on our Balance Sheet discussed below, as well as $2,352 of cash in an interest reserve account in conjunction with our revolving credit facility entered into during February 2025. The insurance proceeds are specifically related to an insurance claim to rebuild four single family homes and remediate one other home in Malibu, California that were destroyed or damaged by fire during January 2025 and cannot be used for any general corporate purposes. The interest reserve cash usage cannot be directed solely by the Company and is part of the financial covenant certification in connection with our revolving credit facility.

Accounts and Other Long Term Receivable and Reserves for Credit Losses—Accounts and Other long term receivables are stated at amounts due from customers, net of reserves for credit losses. Reserves for credit losses is a best estimate of credit losses within the Company’s accounts receivable portfolio. The Company estimates its reserves for credit losses by considering a number of factors, including the length of time accounts receivable are past due, previous loss history, the Company’s judgment as to the specific customer’s current ability to pay its obligation and the condition of the general economy. Account balances are charged against the reserves when they become uncollectible after the Company has exhausted all means of collection. As of June 30, 2026 and December 31, 2025, the Company did not record any reserves for credit losses as all amounts are deemed to be collectible.

F-10

As discussed above, as the Holding SPE sells membership interests, new third-party Members either pay cash in full for their interests or choose to finance up to 70% of their purchase price directly with the Holding SPE. As of June 30, 2026 and December 31, 2025, the Company’s accounts receivable was comprised primarily of balances due from new third-party members where an installment agreement was executed with terms less than 12 months. Any amounts due under installment agreements that have payments due over 12 months as of the balance sheet date are recorded as Other long term receivables on our consolidated balance sheet. While the payment terms over 12 months are classified as long term receivables, there is a possibility that the Company either obtains additional debt at the Holding SPE which could reduce this long term receivable, or principal paydowns from third-party Members that financed their purchase.

Deferred Offering Costs—Offering costs associated with our Regulation A offering were capitalized on our consolidated balance sheet and charged to additional paid-in capital pro-rata as funds were raised, and were all charged to additional paid-in capital upon the completion of the offering in September 2025.

Other Long-Term Assets—Other long-term assets as of June 30, 2026 and December 31, 2025 consist of deferred financing cost in connection with the revolving credit facility entered into during February 2025 and the master repurchase credit facility entered into during August 2025, see Note 8 - Financing Arrangements. Deferred financing costs are capitalized and amortized to interest expense over the term of the facility using the straight-line method. The Company presents these costs as an asset rather than a reduction of the debt liability.

Deferred Insurance Proceeds Liability—During January 2025, the Company was impacted by the fires in Malibu, California and surrounding areas. In total, four homes were a complete loss, three of which the Company retained no ownership interest and is assisting with the impact of such as property managers only. The fourth home lost, the Company retained a 12.5% ownership interest, which had a net asset value of $784, which is net of $15 in associated debt obligations, and was included in real estate investments, net on the Company’s Consolidated Balance Sheet as of June 30, 2026. During the six months ended June 30, 2025, the Company booked an impairment of $202 to other expense to write-down the asset to its land value. During the six months ended June 30, 2025, the Company acquired an additional 12.5% ownership interest in a real estate investment asset impacted by the Malibu fires and booked an incremental impairment of $66 to other expense.

As of June 30, 2026, the Company has received a total of $15,000 in insurance proceeds related to the Malibu fire claims and disbursed $1,108 related to the Malibu fire recovery efforts, leaving $13,892 on the Company’s Consolidated Balance Sheet as of June 30, 2026 reflected as restricted cash and a corresponding current liability of $13,623 which is net of an insurance recovery settlement of $268.

Website and Software Development Costs—The costs incurred in the preliminary stages of website and software development are expensed as incurred. Once an application has reached the development stage, direct and incremental internal and external costs relating to upgrades or enhancements, and deemed by the Company to be significant, are capitalized and amortized on a straight-line basis over their estimated useful lives. Maintenance and enhancement costs (including those costs in the post-implementation stages) are expensed as incurred, unless such costs relate to substantial upgrades and enhancements to the websites (or software) that result in added functionality, in which case the costs are capitalized and amortized on a straight-line basis over the estimated useful lives. Estimated useful lives of website and software development activities are reviewed frequently and adjusted as appropriate to reflect upcoming development activities that may include significant upgrades or enhancements to the existing functionality.

Capitalized software development costs principally relate to the development of the Company’s mobile applications, including the Company’s SmartStay booking technology, as well as website development and internal process automation. Total capitalized software development costs were $1,025 and $1,997 for the six months ended June 30, 2026 and the year ended December 31, 2025, respectively, and are included in intangible assets, net within the Company’s Consolidated Balance Sheets and are amortized over an estimated useful life of 3 years. Amortization expense of capitalized software development costs was $965 and $1,152 for the six months ended June 30, 2026 and 2025, respectively.

Revenue Recognition

Real estate sales—The Company generates real estate sales revenue from the sale of partial membership interests in single family real estate and the revenue is recorded net of any discounts, or concessions, that may be granted.

As outlined above in Consolidation and Real Estate Investment Accounting — Co-ownership, the Company’s revenue recognition policies are first impacted by its ability to deconsolidate Holding SPE entities from its balance sheet. Once a Holding SPE has met the criteria for deconsolidation, the Company then evaluates the appropriate recognition of revenue and cost for membership interest sales, or in the case of a whole home sale, for the entirety of the home. Real estate sales revenue is recognized on the Holding SPE membership interest sale if a transfer of control over the interest is deemed to have occurred, which is defined as the point in time when a binding contract has been executed, the underlying Holding SPE share has been provided to a Member who obtains the right to use the home, any rescission or right-of-return periods have expired, and the transaction price has been fully paid or deemed to be collectible. Any amounts received prior to when transfer of control is deemed to have occurred, or prior to deconsolidation, are recorded as deferred revenue within the Company’s Consolidated Balance Sheets.

F-11

As outlined above in Consolidation and Real Estate Investment Accounting — Co-ownership, the Company deconsolidates the Holding SPE upon the first closing of a membership interest, which could be associated with the sale of one or multiple membership interests up to and including all eight membership interests. Real estate sales revenue is recognized for all membership interests sold upon the first closing, at which point the Holding SPE is deconsolidated and the Company’s retained membership interests are classified as equity method investments on the Company’s Consolidated Balance Sheet.

Real estate sales revenue also included sales of subsequent replacements of furnishings to the Holding SPEs. In addition, real estate sales revenue includes sales of whole homes whereby the Company has purchased a home, but found a single buyer for the home as opposed to multiple buyers. In these circumstances revenue is recorded when transfer of control over the home occurs, similar to the criteria for recognizing membership interest sales.

Gains on real estate investment sales—All membership interests sold after deconsolidation are treated as sales of equity method investments and recognized as net gains on the sale of real estate investments in the Consolidated Statement of Operations. These net gains are also recorded net of any discounts, or concessions, that may be granted. The Company records gains on sales when the criteria for sale recognition have been achieved, which are largely consistent with criteria evaluated for real estate sales. Membership interests are sold without recourse to investors, and Members are able to pledge or exchange their membership interests received. The Company also does not hold any repurchase rights associated with membership interests sold which would prohibit gain recognition as other criteria for sale recognition have been achieved.

Real estate services—Real estate services revenue principally consists of ownership fees related to services the Company provides to Holding SPEs following the sale of membership interests, fees related to Members who finance, and commissions earned. Real Estate services also includes fees related to a program called Pacaso NOW where a one-year agreement is signed and the member of a Holding SPE can trial the home for one year and then put the membership back to the Company or proceed with a full purchase of the membership interest. The Pacaso NOW fees are recognized in Real estate services revenue ratably over the term of the agreement.

The Company provides services under the Holding SPE management agreement, which includes certain services associated with managing the Holding SPEs (“Program Management Services”) as well as services associated with day-to-day management of homes (“Property Management”). Program Management services include Holding SPE administrative services, technology services (inclusive of providing for the use of the Company’s proprietary booking and stays technology), financial and accounting services, and oversight of any property management functions. Property Management Services are associated with the Company’s role as the property manager for each Holding SPE, responsible for day-to-day management of the property, including housekeeping and maintenance. The Company may decide to separately engage third-party subcontractors to fulfill its Property Management obligations.

The Company is paid a fixed monthly payment by Holding SPE members for the Program Management Services. The Company’s management agreements are currently for an initial five-year term, and are renewed automatically on an annual basis thereafter unless a supermajority of Holding SPE Members choose to replace the Company in the Non-Member managing role. Program Management fees are recognized as revenue on a monthly basis as services are performed.

All Property Management Services are charged to Members based on comparable market rates that an unaffiliated third-party would charge. In cases where local property managers are hired, the fee is approved by the Company in its role as program manager, and the services and managers are overseen by the Company. The Company, in its role as program manager is entitled to consideration for reimbursement of operating costs incurred on behalf of the Holding SPE Members in providing Property Management Services (“reimbursable revenue”). These reimbursable revenues include services such as property maintenance and cleaning. Program Management Services and Property Management Services are each evaluated as a single performance obligation and revenue is recognized when the services are performed and are recorded as a component of real estate services revenue on the Consolidated Statements of Operations. Reimbursable revenue within real estate services revenue during the six months ended June 30, 2026 and 2025, was $20,495 and $18,628, respectively, with the same amounts recorded in each period in cost of real estate services.

F-12

Real estate services revenue also includes services provided by the Company to facilitate Member loan origination activities when a Member elects to finance a portion of their ownership interest directly with the Holding SPE. The Company typically charges a 1% - 1.5% service fee based on the amount financed and these fees are collected upon the closing of the sale of the membership interest.

The Company also, at times, derives revenue from facilitating ownership transfer or paydown transactions on behalf of property owners who wish to convert an existing second home into a Pacaso home. In these instances, the Company may act as an agent of a paydown seller who places a property into a Holding SPE while the Company provides services as a facilitator of the sale of ownership interests to unrelated third-party Members. The Company records net revenue, as a component of real estate services sales revenue, for commissions earned in facilitating paydown transactions based on the fixed markup charged to new Holding SPE Members for their purchase transaction. Revenue is recorded as the Company sells individual Holding SPE interests to third-party owners and its performance obligations as an agent are complete. The Company may also earn a resale fee when an existing Member wishes to sell its interest and the Company facilitates the resale.

The Company enters into Holding SPE share agreements at the same time as it signs its initial management agreement. These collective agreements govern the performance of services for two distinct performance obligations: (1) the sale of Holding SPE membership interests, and (2) the performance of managed services (program management services or property management discussed further above). While the Company’s pricing is consistent from arrangement to arrangement the Company evaluates the price charged to customers to ensure the relative amounts allocated to each performance obligation are commensurate with the fair value of such elements on a stand-alone basis.

Real Estate Inventory, Net—For homes where a share has not yet been sold or the Holding SPE is unable to be deconsolidated, and the Company owns 100% of the Holding SPE, the Holding SPE real estate inventory represents the value of real estate purchased by the Company’s consolidated Holding SPEs. Direct home acquisition, furnishings, and improvement costs are capitalized and tracked directly with each specific property. The Company’s property inventory cost represents the final third-party purchase price paid by the Holding SPE, inclusive of customary closing costs, to acquire and furnish the home, less any buyers credits received at the time of closing. Homes are stated in inventory at cost and are evaluated for realizability. Real estate inventory, net includes a valuation adjustment to record real estate inventory at the lower of cost or net realizable value. The Company applies the specific identification method whereby each home constitutes a unit of account. If the carrying amount or basis of inventory is not expected to be recovered, an inventory valuation adjustment is recorded to cost of revenue and the related assets are adjusted to their net realizable value. For homes under a sales contract, the net realizable value is the contract price less expected selling costs. For homes that are not under sales contract, net realizable value is management’s internally developed projected sales price less expected selling costs. The determination of net realizable value for homes not under sales contract requires management to make significant estimates related to projected sale prices. Changes in these estimates could have a significant impact on the net realizable value and a significant change in net realizable value could cause a significant valuation adjustment. During the six months ended June 30, 2026 and 2025 the Company did not record any write-down against real estate inventory.

Cost of Real Estate and Real Estate Services—Upon deconsolidation of Holding SPEs, the Company recognizes a proportionate reduction of real estate inventory as a cost of real estate. Our cost of real estate consists of the proportionate consideration paid to purchase and furnish the property and related acquisition costs for first share sale transactions. These costs are accumulated in real estate inventory during the holding period and charged to cost of revenue on a proportionate basis when revenue recognition occurs on a specific identification method.

F-13

Additionally, cost of real estate services consists of personnel-related expenses for personnel directly involved with property management and maintenance services performed by the Company, as well as reimbursable revenue costs which are typically passed through at zero margin.

Holding SPE Lines of Credit—Member purchases of homes through Holding SPEs are partially funded with recourse financing through lending arrangements and lines of credit obtained from third-party lenders. The amount of debt financing may vary for each property, but terms allow for the Holding SPEs to borrow up to a maximum amount, on a revolving basis. Each line of credit is unique for each Holding SPE, but typically the facilities have a 10-year term, with interest-only payment terms that place principal repayment in full at the end of the term. The lines of credit are securitized by the underlying properties owned by each Holding SPE, with the Company also providing a guarantee of each Holding SPE’s obligation to the lender through a separate agreement directly with the lender. Lines of credit associated with wholly-owned Holding SPEs are recorded within current portion of debt on the Company’s Consolidated Balance Sheet. See Note 8 for further details. Lines of credit associated with deconsolidated equity method investments are presented on a net basis within real estate investments, net on the Company’s Consolidated Balance Sheet. See note 3 for further details.

Each Holding SPE Member can choose to finance a portion of their ownership interest directly with the Holding SPE. Members are capped at 70 percent financing of their interest. All cash equity placed into a Holding SPE after a home has been purchased, and initial credit facilities have been drawn, is immediately used by the Holding SPE to pay down a portion of the outstanding borrowings. As each Holding SPE Member makes monthly payments to the Holding SPE to satisfy its individual loan from the Holding SPE, these payments are in turn utilized to make payments to the bank on credit facilities.

If any underlying Holding SPE Member is delinquent on making their loan payments to the Holding SPE, the Company is obligated, under the terms of the Holding SPE operating agreement, to make all interim payments on behalf of the Holding SPE to keep its payment standing current with the lender. After a period of delinquency, if the Member has not brought their account current, the Company, on behalf of the Holding SPE, may repossess ownership of the delinquent borrower’s Holding SPE membership interest, and remarket the share for third-party sale at a price determined by the Company. Any proceeds received from such sales are first utilized to settle all outstanding Member loans with the Holding SPE, which in turn pays down a corresponding amount with the lender. Any remaining proceeds then go to the Company to reimburse for any interim payments made to the lender between the time of delinquency and the time of membership interest resale. Finally, and only after each of the above steps has occurred, would the defaulted Member receive any remaining proceeds.

As previously noted, the Company continues to maintain a guarantee to the lender associated with the Holding SPE credit facilities. These guarantees effectively provide that in situations in which an outstanding Holding SPE Member is unable to make payments to satisfy its obligations with the Holding SPE, and after the Member’s share has been sold with the Company being reimbursed for any payments made on behalf of the Holding SPE after the period of delinquency, that the Company would be ultimately liable for any shortfalls to the lender. As of June 30, 2026 and December 31, 2025, the total principal outstanding subject to the Company’s guarantee to the lender was $331,847 and $318,172, respectively.

These guarantees are recorded at fair value at the time of revenue recognition. As of June 30, 2026 and December 31, 2025, the value of such guarantees was immaterial.

Revolving credit facility—On February 21, 2025, the Company, through a wholly-owned subsidiary, entered into a $50,000 revolving credit facility (the “2025 Revolving Credit Facility”) with a third-party financial institution. Borrowings under this credit facility are secured by the assets and the equity interests of the wholly-owned subsidiary. The 2025 Revolving Credit Facility had an initial 12 month draw period that ended during February 2026; the facility was amended during June 2026 to reduce the maximum loan amount from $50,000 to $40,000, to extend the date on which borrowings may be requested to June 2027 and to extend the scheduled maturity date from February 2029 to June 2030. The facility does not provide the Company with any general credit for corporate purposes. Borrowings secured by equity interests are recorded within the current portion of debt on the Company’s Consolidated Balance Sheet and borrowings secured by financing receivables are recorded within the long term portion of debt on the Company’s Consolidated Balance Sheet. See Note 8. Financing Arrangements for further details.

F-14

General and Administrative—General and administrative costs primarily consist of personnel-related expenses, including share-based compensation, for executive management and administrative functions including finance, human resources and legal. General and administrative costs also include certain professional service fees. These costs are expensed as incurred.

Offering Advertising—Offering advertising costs consist primarily of expenses related to advertising spend in support of our Regulation A offering, which closed during September 2025. Offering advertising costs were $0 and $9,408 for the six months ended June 30, 2026 and 2025, respectively. These costs are expensed as incurred.

Sales and Marketing—Sales and marketing costs consist of personnel-related expenses, including share-based compensation, home staging, commissions paid to third-party real estate brokers and expenses related to sales and marketing. Advertising costs totaled $1,859 and $1,463 for the six months ended June 30, 2026 and 2025, respectively. These costs are expensed as incurred.

Technology and Development—Technology and development costs primarily consist of personnel-related expenses, including share-based compensation, associated with building and operating the Company’s technology that is not capitalizable, as well as information technology costs. These costs are expensed as incurred.

Operations—Operations costs primarily consist of personnel-related expenses, including share-based compensation, and logistic expenses in association with operating the Holding SPEs.

Holding Costs—Holding costs includes equity method earnings from real estate investments, net, which effectively represent carrying costs related to Holding SPEs that are not yet fully subscribed for the Company’s pro-rata share of operating and capital cost. These costs are expensed as incurred.

Income Taxes—Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the consolidated financial statement and tax bases of assets and liabilities at the applicable enacted tax rates. The Company establishes a valuation allowance for deferred tax assets if it is more likely than not that these items will either expire before the Company is able to realize their benefit or that future deductibility is uncertain.

The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to income tax matters in income tax expense if incurred.

The Company does not release income tax effects from accumulated other comprehensive income (loss) until the underlying asset or liability to which the income tax relates has been derecognized from the balance sheet or otherwise terminated.

Loss per share—Basic loss per share is computed by dividing net loss attributable to Pacaso Inc. by the weighted average number of common shares outstanding during the period. Diluted loss per share is computed by dividing net loss attributable to Pacaso Inc. by the weighted average number of common shares outstanding during the period and the impact of securities that would have a dilutive effect, if any. See Note 11 to our Consolidated Financial Statements - “Net Loss Per Share” for further discussion.

Segments—Operating segments are defined as components of an enterprise engaging in business activities for which discrete financial information is available and regularly reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company operates its business in the following two segments: (i) Co-ownership Real Estate and Financing and (ii) Property Operations. See Note 17: Business Segments for more information related to our segments.

F-15

Share-Based Compensation—The Company accounts for share-based compensation plans in accordance with ASC 718, Compensation—Stock Compensation, which requires compensation expense to be measured based on the grant-date fair value of the share-based awards. The compensation expense recognized for each share-based award, based on the grant-date fair value, is recognized ratably on a straight-line basis over the requisite service period except for performance-based awards which are recognized over the requisite service period if it is probable that the performance conditions will be satisfied. As permitted by ASC 718, the Company accounts for forfeitures as they occur.

Recently Issued Accounting Standards

The Company has elected to delay the adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are applicable to companies that are not issuers. The adoption dates discussed below reflect this election. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Recently Adopted Accounting Standards

For the six months ended June 30, 2026, the Company did not adopt any material new accounting standards.

Recently Issued Accounting Standards Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, which is an update to improve the disclosures about an entity’s expenses, for both annual and interim periods in a tabular format in the footnotes to the financial statements including disaggregated information about specific categories underlying certain income statement expense line items. The update is effective for public companies on a prospective basis, with the option for retrospective application in fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company does not expect the adoption of the new guidance to have a material impact on its consolidated financial statements other than expanded footnote disclosures.

In September 2025, the FASB issued ASU 2025-06 (Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software), which modernizes the guidance for internal-use software costs to better align with current software development practices, including agile methodologies. The ASU replaces the existing project-stage model with a principles-based framework, requiring capitalization once management has authorized and committed to funding the project and it is probable the software will be completed and used as intended. The ASU also incorporates website development cost guidance from ASC 350-50 into ASC 350-40. The new standard is effective for all entities for annual periods beginning after December 15, 2027, including interim periods within those annual reporting periods. Early adoption is permitted at the beginning of an annual reporting period. ASU 2025-06 may be applied on a prospective, modified prospective, or retrospective basis. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements and disclosures.

In November 2025, the FASB issued ASU 2025-07 (Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract), which makes two sets of amendments designed to reduce complexity and diversity in practice. The ASU expands an existing scope exception to exclude certain contracts whose variables are tied to the operations or activities of one of the contracting parties from derivative accounting, and clarifies that ASC 606 governs the accounting for share-based noncash consideration received from a customer until the entity’s right to receive or retain such consideration becomes unconditional. The new standard is effective for all entities for annual reporting periods beginning after December 15, 2026, including interim periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements and disclosures.

In December 2025, the FASB issued ASU 2025-11 (Interim Reporting (Topic 270): Narrow-Scope Improvements), which is intended to improve the navigability of the interim reporting guidance in ASC 270 and clarify when it applies. The ASU specifies the form and content of interim financial statements, incorporates a comprehensive list of required interim disclosures, and introduces a disclosure principle requiring entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. The new standard is effective for all entities other than public business entities for interim reporting periods within annual reporting periods beginning after December 15, 2028. Early adoption is permitted, and ASU 2025-11 may be applied either prospectively or retrospectively. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements and disclosures.

F-16

3.	REAL ESTATE INVESTMENTS, NET

As of June 30, 2026 and December 31, 2025, the Company had 31 and 31 equity method investments, respectively, with ownership percentages ranging from 12.5%, representing 1 membership interest, to 87.5%, representing 7 membership interests.

The following table summarizes the aggregated carrying value of the Company’s equity method investments in Holding SPEs:

(amounts in thousands)	As of June 30, 2026	As of December 31, 2025

Real estate investments	$72,669	$56,001
Holding SPE lines of credit	49,069	33,195
Real estate investments, net	$23,600	$22,806

The Company evaluates on a quarterly basis whether its investments accounted for using the equity method have an other than temporary impairment (“OTTI”). An OTTI occurs when the estimated fair value of an investment is below carrying value and the difference is determined to not be recoverable. This evaluation requires significant judgment regarding, but not limited to, the severity and duration of the impairment, the ability and intent to hold the investment until recovery, and other factors. As of December 31, 2025, the Company recorded an impairment against real estate investments, net of $734 and corresponding expense to gain on sale of real estate investments of $466 and other expenses of $268 where the estimated fair value was not expected to be recovered. Additionally, during the year ended December 31, 2025, the Company offset the $268 impairment fully by an insurance recovery asset booked to other income, which is included in the deferred insurance proceeds liability on our Consolidated Balance Sheet as of December 31, 2025 as full recovery was received. There was no impairment against real estate investments booked during the six months ended June 30, 2026.

4.	REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregation of Revenue

The following tables show our disaggregated revenues by product and segment from contracts with customers. We operate our business in the following two segments: (i) Co-ownership Real Estate and Financing and (ii) Property Operations. See Note 17: Business Segments for more information related to our segments.

(amounts in thousands)	Six Months ended June 30,
	2026	2025
CO-OWNERSHIP REAL ESTATE AND FINANCING:
Co-ownership real estate sales	$15,855	$19,895
Whole home sales	825	-
Gain on real estate investment sales	5,664	4,952
Resales and other	2,774	2,315
Financing fee sales	263	301
Total Co-ownership real estate and financing segment revenues	$25,381	$27,463

	Six Months ended June 30,
(amounts in thousands)	2026	2025
PROPERTY OPERATIONS:
Property management	$5,484	$4,194
Other services	501	469
Total Property operations segment revenues	$5,985	$4,663

F-17

Receivables from Contracts with Customers, Contract Assets, and Contract Liabilities

Accounts receivable from contracts with customers consist of amounts due under co-ownership share purchase agreements for which the Company’s performance obligations were satisfied at closing and the purchaser has an agreed payment schedule, generally settled within one year. The amounts from our contracts with customers included in accounts receivable, net as of June 30, 2026 and December 31, 2025 were $5,063 and $1,148, respectively. The Company applies the practical expedient in ASC 606-10-32-18 and does not adjust the promised consideration for the effects of a significant financing component where the period between the transfer of control and payment is one year or less. At June 30, 2026 and December 31, 2025, the Company did not record any reserves for credit losses as all amounts are deemed to be collectible. Contract liabilities include payments received or due in advance of satisfying our performance obligations. Such contract liabilities include funds received prior to the Company closing on the acquisition of a home and prior to the deconsolidation of the Holding SPE. Contract assets were not material as of June 30, 2026 and December 31, 2025.

The following table presents contract liabilities reflected as deferred revenue on the consolidated balance sheet, which also represents our remaining performance obligations. We expect to recognize the revenue and related cost of revenue or gain from sale of real estate investments upon deconsolidation or satisfaction of remaining performance obligations within the next 12 months as of June 30, 2026.

(amounts in thousands)
Category	Balance Sheet Location	June 30, 2026	December 31, 2025

Contract liabilities	Deferred revenue	$-	$23

5.	FAIR VALUE MEASUREMENTS

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The categorization of financial assets and liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is broken down into three levels:

Level 1:	Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:	Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly.

Level 3:	Inputs are unobservable for the assets or liability and are supported by little or no market activity, requiring the Company to develop its own assumptions.

The fair value of these financial instruments approximates their recorded values due to their short period of time to maturity. The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	As of June 30, 2026
(amounts in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Cash sweep	$4,439	$-	$-	$4,439
Money market	28,665	-	-	28,665
Total	$33,104	$-	$-	$33,104

	As of December 31, 2025
(amounts in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Cash sweep	$4,307	$-	$-	$4,307
Money market	44,229	-	-	44,229
Total	$48,536	$-	$-	$48,536

6.	INTANGIBLE ASSETS, NET

A summary of intangible assets is as follows:

	June 30,	December 31,
(amounts in thousands)	2026	2025

Website and software development costs	$13,506	$12,481
Accumulated amortization	(10,591)	(9,626)

Intangible assets, net	$2,915	$2,855

The estimated amortization expense of intangible assets for the next five years is as follows:

Remainder of 2026	$891
2027	1,302
2028	657
2029	65
2030	-

Amortization expense amounted to $965 and $1,152 for the six months ended June 30, 2026 and 2025, respectively. During the six months ended June 30, 2026 amortization expense of $462, $328, $123, $17, and $35 was included in cost of real estate services, technology and development, general and administrative, operations, and sales and marketing, respectively, in our Consolidated Statement of Operations. During the six months ended June 30, 2025 amortization expense of $741, $213, $169, $10, and $19 was included in cost of real estate services, technology and development, general and administrative, operations, and sales and marketing, respectively, in our Consolidated Statement of Operations.

7.	OTHER LONG-TERM RECEIVABLES

As of June 30, 2026 and December 31, 2025, other long-term receivables include $918 and $3,974, respectively, due from third-party Members that are related to equity method investments on our Consolidated Balance Sheet. A summary of other long-term receivables is as follows:

(amounts in thousands)	June 30, 2026	December 31, 2025

Member financing receivables (1)	$7,090	$7,281
Customer financing receivables (2)	20,348	23,160
Other customer financing receivables (3)	6,647	6,806
Total other long-term receivables	$34,085	$37,247

(1)	Member financing receivables represent financing receivables where the financing arrangement is contracted directly between the Company and the Member.
(2)	Customer financing receivables are secured by financing arrangements between the Member and the SPE that are legally pledged to the Company in connection with our new revolving credit facility entered into during February 2025.
(3)	Other customer financing receivables are financing receivables due from certain third-party Members that choose to finance a portion of their purchase. Any amounts due under installment agreements that have payments due over 12 months as of the balance sheet date are recorded as Other long term receivables on our consolidated balance sheet. While the payment terms over 12 months are classified as long term receivables, there is a possibility that the Company either obtains additional debt at the Holding SPE which could reduce this long term receivable, as well as principal paydowns from third-party Members that financed their purchase.

F-18

8.	FINANCING ARRANGEMENTS

The Company’s debt consists of Holding SPE lines of credit with multiple third-party financial institutions, Regulation D proceeds, a revolving credit facility and a master repurchase credit facility. Holding SPE line of credit amounts recorded as debt on the Company’s Consolidated Balance Sheet relate to wholly-owned SPEs. Holding SPE lines of credit associated with deconsolidated equity method investments are presented on a net basis within real estate investments, net on the Company’s Consolidated Balance Sheet. See Note 3 for further details.

Holding SPE lines of credit are recorded net of any debt issuance costs, which are typically amortized to cost of real estate services. The debt issuance costs for the Revolving credit facility and the Master repurchase credit facility are amortized to interest expense over the life of the facilities and recorded as other long term assets on the Company’s Consolidated Balance Sheet. The debt issuance cost associated with the Regulation D offerings were immaterial. The underlying homes owned by the Holding SPEs as well as financing receivables pledged to the Company collateralize the Company’s debt. The fair value of all of the Company’s debt approximates carrying value.

The following table summarizes the Company’s current and long-term debt as of:

(amounts in thousands)	June 30, 2026	December 31, 2025

Holding SPE lines of credit (1)	$6,734	$6,787
Revolving credit facility (2)	25,134	26,949
Regulation D offerings	10,077	12,360
Total debt	41,945	46,096
Less: current portion	(18,891)	(22,553)
Total long-term debt	$23,054	$23,543

(1)	Includes unamortized debt issuance costs of $304 and $359 as of June 30, 2026 and December 31, 2025, respectively.
(2)	Unamortized debt issuance costs of $451 and $379 as of June 30, 2026 and December 31, 2025, respectively, recorded in other long term assets.

Holding SPE lines of credit—The Company enters into mortgage loan program facilities with multiple third-party financial institutions. Borrowings under these facilities are made by each individual Holding SPE and are typically interest-only loans with 10-year terms or less. All borrowings are secured by the underlying homes within each Holding SPE. The advance rates under this credit facility are typically capped at 65% of the appraised value of the underlying home, the interest rate ranges from 3.5% to 11% and none of the borrowings provide the Company with any general credit for corporate purposes.

F-19

The weighted average borrowing rate on the Holding SPE lines of credit was 5.1% for the six months ended June 30, 2026 and 6.4% for the year ended December 31, 2025. The Company was in compliance with applicable financial covenants as of June 30, 2026 and December 31, 2025.

While the contractual payment terms of certain Holding SPE lines of credit classify the debt as a long-term liability on the Company’s Consolidated Balance Sheets, typically the Company will derecognize the debt balances as Holding SPEs are fully subscribed, the Company no longer retains an economic interest in the Holding SPE and the Company no longer consolidates the Holding SPE, which may be prior to 12 months since the balance sheet date. At this stage, any remaining Holding SPE lines of credit debt have fully become the obligation of any underlying Holding SPE investors who have financed their purchase interests.

Due to the nature of Holding SPE line of credit activity, the Company borrows from facilities while it is often the sole Member of an individual SPE entity. When the Company subsequently sells shares to third party Members, the SPE borrowings are reassigned to purchasing Members, as outlined in Note 2. Given the nature of this activity, the Company presents gross SPE borrowings on the Statement of Cash Flows as cash inflows from financing activities. However, the assignment of these borrowings upon sale of SPE interests is presented as a non-cash reconciling item in the Statement of Cash Flows, effectively reducing cash flows from operating activities upon the assignment.

As outlined in Note 2, the Company has provided a payment guarantee to lending institutions to guarantee payment of SPE lines of credit in the event of default by any Members. The value of these guarantees is immaterial as of June 30, 2026 and December 31, 2025.

Revolving credit facility—On February 21, 2025, the Company, through a wholly-owned subsidiary, entered into a $50,000 revolving credit facility (the “Revolving Credit Facility”) with a third-party financial institution. Borrowings under this credit facility are secured by the assets and the equity interests of the wholly-owned subsidiary. The Revolving Credit Facility had an initial 12 month draw period that ended during February 2026, which was subsequently extended as described below. The advance rates under the Revolving Credit Facility are up to 100% of the face value of any financing receivables and capped at 70% of the value of any underlying Holding SPEs for which the wholly-owned subsidiary owns membership interest in. The interest rate is between 10% to 16% based on the loan to value and the priority of the loan. The facility does not provide the Company with any general credit for corporate purposes. The covenants of the facility require the Company to have cash equivalents that are not subject to any lien in an aggregate not less than the greater of a) $10,000 and b) 30% of the outstanding loan balance, the Company to have a Net Worth of at least $45,000, the wholly-owned subsidiary to fund an interest reserve, and the wholly-owned subsidiary to meet a maximum loan-to-value requirement. Additionally, all net proceeds from the sale of equity interest securing the facility must be applied as mandatory payment of principal. Upon the occurrence of an event of default or a failure to make timely payments, interest will accrue at the lesser of a default rate equal to 3.0% per annum above the then-applicable rate and the highest rate permitted by applicable law. In conjunction with the Revolving Credit Facility, certain Holding SPE borrowings were paid in full early with early prepayment penalties of $125 and a write-off of existing debt cost of $9, all of which were recorded to interest expense during the year ended December 31, 2025. The outstanding balance on the Revolving Credit Facility was $25,134 and $26,949 as of June 30, 2026 and December 31, 2025, respectively.

On June 1, 2026, the Company, through its wholly-owned subsidiary, entered into a first amendment to the credit agreement governing the Revolving Credit Facility. The amendment (i) reduced the maximum loan amount from the lesser of $50,000 and the Borrowing Base to the lesser of $40,000 and the Borrowing Base; (ii) extended the date on which the wholly-owned subsidiary’s ability to request borrowings terminates to June 2027; (iii) extended the scheduled maturity date from February 2029 to June 2030; (iv) revised the advance rate applicable to Property Shares held by third-party investors under credit sale agreements from a fixed rate to a range of 90% to 100% based on the applicable debt service coverage ratio; (v) added a new quarterly financial covenant requiring that trailing three month Cash Burn, as defined in the credit agreement, not exceed $6,000; and (vi) added a borrowing base step-down mechanism that reduces certain advance rates by five percentage points, and may require a mandatory partial prepayment, if qualified cash plus the value of eligible real estate falls below $20,000. In connection with the amendment, the Company incurred a one-time renewal fee equal to 0.50% of the amended maximum loan amount, which was withheld from the proceeds of a borrowing under the facility. The renewal fee of $200 was capitalized as a deferred financing cost within other long-term assets and is being amortized to interest expense on a straight-line basis over the remaining term of the facility. As a result of the reduction in borrowing capacity, the Company wrote off $64 of unamortized deferred financing costs to interest expense, in proportion to the reduction in borrowing capacity. Pacaso Inc., as Guarantor, confirmed that its guaranty of the facility remains in full force and effect. As of June 30, 2026, the Company was in compliance with all financial covenants under the Revolving Credit Facility, including the trailing three-month Cash Burn covenant added by the First Amendment.

F-20

Master repurchase credit facility—On August 20, 2025, the Company, through a wholly-owned subsidiary, entered into a $100,000 master repurchase agreement with a third-party financial institution. The facility has a scheduled termination date in August 2027 and borrowings under this credit facility are secured by whole mortgage loans owned by the wholly-owned subsidiary. The advance rates under this repurchase agreement are based on the outstanding principal balance of the individual whole mortgage loans owned by the wholly-owned subsidiary. The interest rate is floating at a spread over the Secured Overnight Financing Rate. The facility does not provide the Company with any general credit for corporate purposes. There was no balance drawn on the Master repurchase credit facility as of June 30, 2026 or December 31, 2025.

In connection with this agreement, the Company entered into a restricted stock agreement and issued 710,248 shares of Class B common stock, $0.00001 par value per share, at an issue price of $1.056 per share. As of the effective date of the agreement, 355,124 shares were fully vested and the remaining 355,124 unvested shares will vest upon the completion of certain performance obligations in connection with the master repurchase credit facility. The fair value of the restricted stock agreement, $2,060, was based on the estimated fair value of the Company’s common stock at the time of the agreement and was all expensed to other expense during the year ended December 31, 2025.

Additionally, in connection with this agreement, the Company issued a warrant that entitles the holder to purchase up to 2,840,991 shares of Class B common stock, $0.00001 par value per share, at a purchase price of $1.056 per share. The warrant was 50% vested immediately and the unvested portion vests upon completion of certain performance obligations in connection with the master repurchase credit facility. The warrant is exercisable for a period of five years from issuance. The fair value of the warrant, $6,477, was determined based on the estimated fair value of the Company’s common stock at the time of issuance using the Black-Scholes option pricing model, applying an expected term of 5 years, expected volatility of 68.5%, a risk-free interest rate of 3.68%, a stock price of $2.90 and a strike price of $1.06. The Company expensed the fair value of the warrant of $6,477 to other expense during the year ended December 31, 2025.

Regulation D Offerings—During 2023, the Company commenced a tender process to raise debt funds via SEC Regulation D offerings. The Company raised $7,860 of cash, which offers participants a 10% yield and a 24-month term. There are no conversion or other early redemption rights within the debt securities offered and sold to date. Debt was last sold in these offerings in February 2024. Funds raised are generally utilized to support SPE financing activities.

Additionally, in connection with the Company’s Regulation D offerings prior to March 2024, extensions were executed related to $3,980 of debt securities to extend their terms by 12 months after the initial term with new maturities ranging from February 2026 through February 2027 and increasing their yield from 10% to 15%.

During March 2024, the Company commenced an additional tender process to raise debt funds via SEC Regulation D offerings. The Company raised $7,500 of cash, which offers participants a 15% yield and a 24-month term. There are no conversion or other early redemption rights within the debt securities offered and sold to date. Debt was last sold in this offering in September 2024. Funds raised will generally be utilized to support SPE financing activities.

During March 2025, the Company commenced an additional tender process to raise debt funds via a Regulation D offering. As of December 31, 2025 the Company had raised $880 of cash, which offers participants a 15% annual yield and a 24 month term. There are no conversion or other early redemption rights within the debt securities offered and sold to date, except for standard event of default provisions that may cause the principal amounts to become due and payable. During the six months ended June 30, 2026 the Company raised an additional $500 of cash. The aggregate principal amount outstanding under all of the Company’s Regulation D debt offerings was $10,077 and $12,360 as of June 30, 2026 and December 31, 2025, respectively. This offering remains open, and debt securities sold in this offering beginning in July 2026 bear a 10% annual yield and a 36-month term.

During 2026 through June 30, 2026, approximately $10,800 of Regulation D debt securities matured, of which $2,800 of principal was repaid to investors in cash and $8,000 was extended for an additional 12 month term on the same terms as the original notes at a 15% annual yield.

F-21

As of June 30, 2026 and December 31, 2025, the Company believes it has complied with the requirements for exemption applicable to these Regulation D offerings.

Separately from the Regulation D debt offerings described above, during July 2025 the Company commenced a tender process to raise equity capital pursuant to Rule 506(c) of Regulation D, under which the Company issued shares of Class D common stock rather than debt securities. This offering closed in November 2025. See Note 9. Stockholders’ Equity for further detail.

9.	STOCKHOLDERS’ EQUITY

Common Stock—In September 2024, the Company amended its Certificate of Incorporation to add 28,957,528 shares designated as Class D Common Stock. On September 30, 2024, the Company was qualified by the SEC and began offering up to 28,957,528 shares of our Class D Common Stock under Regulation A at $2.50 per share, and during December 2024, the Company increased the price per share to $2.70 and further to $2.80 during February 2025 and $2.90 during May 2025. During the year ended December 31, 2025, the Company raised $60,359, net of $4,336 in offering costs. The offering expired at the end of September 2025. See Note 2. Summary of Significant Accounting Policies for deferred offering costs details.

During January 2025 and September 2025, the Certificate of Incorporation of the Company was amended to increase the number of authorized shares. As of June 30, 2026 and December 31, 2025, the Company was authorized to issue 350,466,290 shares of common stock with a par value of $0.00001 per share. Included in common stock are 150,000,000 shares designated as Class A common stock, 140,000,000 shares designated as Class B common stock, 31,508,762 shares designated as Class C common stock and 28,957,528 shares designated as Class D common stock. Each share of Class A common stock shall be entitled to 10 votes per share. Class B and Class D common stock are not entitled to any votes. Class C common stock shall be entitled to one vote per share. There were no amendments to the Certificate of Incorporation during the six months ended June 30, 2026 and the number of authorized shares of each class was unchanged from December 31, 2025.

During March 2025, the Company issued 70,000 shares of Class D common stock in lieu of cash for maturing Regulation D offerings. During July 2025, the Company commenced an additional tender process to raise equity funds via a SEC Regulation D offering and, through December 31, 2025, raised $1,573 of cash and issued 629,165 shares of Class D common stock at a price of $2.50 per share.

During February 2026, the Company issued 2,208,405 shares of Class B common stock upon the exercise of a warrant that was issued in February 2021, at an exercise price of $0.00066667 per share resulting in immaterial proceeds.

Through December 31, 2025, the Company issued a total of 24,958,207 shares of Class D common stock in connection with our Regulation A offering, which closed during September 2025. During February 2026, the Company issued 694,000 shares of Class D common stock, at a conversion price of $2.50 per share and measured at fair value, upon the conversion of outstanding SAFE agreements, as further described below. Class D common stock issued and outstanding was 26,615,064 and 25,932,981 as of June 30, 2026 and December 31, 2025, respectively, and Class B common stock issued and outstanding was 13,497,114 and 11,181,705 as of June 30, 2026 and December 31, 2025, respectively.

F-22

Simple Agreements for Future Equity—During March and April 2022, the Company entered into SAFE agreements (the “2022 SAFEs”) with various investors in exchange for $15,369 in cash proceeds. Upon a future equity financing, the 2022 SAFEs will convert into the same securities in that equity financing and the 2022 SAFEs have no interest rate or maturity date, and the SAFE investors have no voting right prior to conversion. During June 2023, a portion of the 2022 SAFEs were converted into 7,216,848 shares of Series C preferred stock at $1.76 per share, representing the cancellation of $12,701 of the 2022 SAFE agreements. At the time of the conversion, the Company also sold 372,891 additional shares of Series C preferred stock at $1.76 per share for additional gross proceeds of $656 and issued warrants to investors to purchase an additional 30,299 shares of Series C preferred stock at $1.76 per share. The warrants are exercisable at any time for a period of ten years from issuance. The fair value of the warrants were immaterial.

The Company’s SAFE agreements are accounted for as liabilities which are marked-to-market each reporting period and changes in fair value are recorded through the Company’s Consolidated Statements of Operations as other (expense) income, net in each reporting period. The Company estimated the fair value of the SAFEs as of each issuance date and as of the closing of each preferred stock issuance.

During the six months ended June 30, 2026, the Company issued 694,000 shares of Class D common stock upon the settlement of a portion of the outstanding SAFE agreements, representing the cancellation of $1,735 of such SAFE agreements. The shares issued were measured at their fair value of $2.90 per share, or $2,013, determined by reference to the Company’s contemporaneous valuation of its common stock and the price at which Class D common stock was issued under the Company’s Regulation A offering. The excess of the fair value of the shares issued over the carrying amount of the SAFE agreements settled, $278, was recognized within other expense in the Consolidated Statements of Operations. SAFE investments outstanding were $933 and $2,668 as of June 30, 2026 and December 31, 2025, respectively.

Preferred Stock—Preferred stock is issuable in one or more series, each with such designations, rights, qualifications, limitations, and restrictions as the Board of Directors of the Company may determine at the time of issuance.

The following table presents the Company’s authorized and outstanding preferred stock as of June 30, 2026 and December 31, 2025:

	June 30, 2026
			Weighted Average	Aggregate
		Shares	Issuance	Liquidation
	Shares	Issued and	Price	Preference
	Authorized	Outstanding	Per Share	(in thousands)

Series A	48,756,870	48,563,543	$0.35	$23,482
Series B	19,129,473	18,779,540	$4.04	99,768
Series C	31,508,762	31,448,013	$4.49	167,482
Total	99,395,105	98,791,096		$290,732

	December 31, 2025
			Weighted Average	Aggregate
		Shares	Issuance	Liquidation
	Shares	Issued and	Price	Preference
	Authorized	Outstanding	Per Share	(in thousands)

Series A	48,756,870	48,563,543	$0.35	$22,978
Series B	19,129,473	18,779,540	$4.04	97,509
Series C	31,508,762	31,448,013	$4.49	163,281
Total	99,395,105	98,791,096		$283,768

F-23

10.	SHARE-BASED COMPENSATION PLANS

Stock Option Awards—There were no stock options granted during the year ended December 31, 2025 or during the six months ended June 30, 2026. The grants are contingent upon employment with the Company and generally vest over a four-year period with 25% of the awards vesting on the first anniversary and the remainder vesting in equal installments on each monthly anniversary of the vesting commencement date. Expense is recognized on a straight-line basis over the applicable vesting periods and option terms do not exceed 10 years.

A summary of outstanding stock option awards as of June 30, 2026 and changes during the period is presented below:

	Options Outstanding	Weighted average exercise price
Outstanding at December 31, 2025	9,162,920	$0.29
Exercised	(107,004)	0.35
Expired	(483,075)	0.48
Outstanding at June 30, 2026	8,572,841	$0.28

Unvested outstanding at June 30, 2026	-	$-

Vested and exercisable at June 30, 2026	8,572,841	$0.28

As of June 30, 2026, there was no unrecognized stock-based compensation associated with unvested stock options. As of June 30, 2026, the average remaining life of the exercisable and outstanding stock options was 3.6 years with an aggregate intrinsic value of $22,501. The total intrinsic value of options exercised by employees and directors during the six months ended June 30, 2026 was $273 and the grant-date fair value of options that vested during the six months ended June 30, 2026 was $5.

Restricted Share Awards—As of December 31, 2025 and June 30, 2026 there were no unvested RSAs outstanding and no unrecognized compensation expense related to unvested RSAs.

Restricted Share Units—The following table summarizes activity for restricted share units (“RSUs”) for the six months ended June 30, 2026:

	Number of Units	Weighted-Average Grant Date Fair Value
Unvested RSUs at December 31, 2025	39,958,973	$1.67
Granted	3,408,140	2.90
Forfeited	(3,706,495)	1.99
Unvested RSUs at June 30, 2026	39,660,618	$1.74

As of June 30, 2026 there was $69,046 of unrecognized compensation expense related to unvested RSUs which will only be recognized upon satisfaction of the performance-based and service condition.

Modification of Awards—During the six months ended June 30, 2026, in connection with the separation of an executive officer, the Company modified three outstanding equity awards to accelerate satisfaction of the time and service based vesting condition for 921,875 RSUs. The awards remain subject to the liquidity event vesting condition, which was not modified and which had not been satisfied as of June 30, 2026. Because the awards were not considered probable of vesting either immediately before or immediately after the modification, no compensation cost was recognized during the period. Compensation cost of $2,673, measured as the fair value of the modified awards at the modification date, will be recognized if and when the liquidity event condition becomes probable.

F-24

Share-Based Compensation Expense—The following table presents the effects of share-based compensation expense in our Consolidated Statements of Operations during the periods presented:

	Six Months ended June 30,
(amounts in thousands)	2026	2025
Sales and marketing	$-	$(18)
General and administrative	12	161
Operations	1	25
Technology and development	11	45
Cost of real estate services	4	11
	$28	$224

11.	NET LOSS PER SHARE

Basic net loss per share is calculated by dividing net loss attributable to Pacaso Inc. by the weighted average shares of common stock outstanding during the period. As of June 30, 2026 and June 30, 2025, the Company has shares of Class A, Class B and Class D Common Stock outstanding. Also, the Company has potential shares of Class C Common Stock outstanding because the Series C Preferred Stock is convertible into Class C Common Stock, but no shares outstanding as of June 30, 2026 or 2025. Additionally, the weighted average common stock shown below includes 2,208,405 shares of Class B Common Stock in both periods presented related to warrants exercisable at an exercise price of $0.00066667. As discussed in Note 9 above, the warrant was exercised in February 2026. In all cases, the economic rights and privileges of each class of Common Stock are the same. The only difference between the classes is voting rights.

Due to the Company’s multiple common share class structure, the Company utilizes the two-class method in calculating net loss per share. However, all classes of Common Stock share equally in both earnings and losses and the only differentiating factor between the classes is the number of votes per share. Thus, under the use of the two-class method, all classes of common stock result in the same net loss per share. No dividends were declared or paid for the six months ended June 30, 2026 and 2025.

The Company’s preferred stock, stock options, RSUs, RSAs, SAFEs and remaining warrants not discussed above are considered to be potential common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is anti-dilutive.

Basic and diluted net loss per share was the same for each period presented, as the inclusion of all potential common shares outstanding would have been anti-dilutive. The following table sets forth the computation of basic and diluted net loss per share:

	Six Months ended June 30,
(in thousands, except per share data)	2026	2025
Numerator:
Net loss	$(12,507)	$(22,300)

Denominator - weighted average:
Common stock outstanding - basic and diluted	189,598	168,158

Basic and diluted net loss per share attributable to Class A, B and D common stockholders	$(0.07)	$(0.13)

F-25

12.	INCOME TAXES

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are recognized as temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company accounts for uncertain tax positions using a two-step process whereby (i) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position (“more-likely-than-not recognition threshold”) and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes a valuation allowance which reduces the deferred tax assets to the amount we believe these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence. This evidence includes projected future taxable income, tax-planning strategies, results of recent operations, and the scheduled reversal of existing deferred tax liabilities, which are treated as a source of future taxable income. The Company’s deferred tax liabilities are primarily related to differences in the book and tax treatment of its finite-lived assets, such as property and equipment and right-of-use assets.

After this analysis, the Company concluded that a full valuation allowance against its remaining deferred tax assets was necessary. As of June 30, 2026 and June 30, 2025, the value of the deferred tax asset, net of the valuation allowance, was $0 and $0, respectively. If the Company determines that it would be able to realize our deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company’s component of the expense for income taxes for the six months ended June 30, 2026 and June 30, 2025 were $76 and $65, respectively, related to current state income taxes.

The Company’s effective income tax rates for the six months ended June 30, 2026 and June 30, 2025 were (0.65)% and (0.28)%, respectively, and differ from the statutory rate of 21% due primarily to the change in the valuation allowance and state taxes.

The Company files a consolidated income tax return in the U.S. federal jurisdiction and various state jurisdictions. Due to the Company’s operating loss carryforwards, the U.S. federal statute of limitations remains open for 2020 and onward. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of provision for income tax in the consolidated statement of operations. As of June 30, 2026 and June 30, 2025, there was no accrued interest or penalties recorded in the consolidated financial statements.

13.	COMMITMENTS AND CONTINGENCIES

The Company is involved in various proceedings arising in the normal course of conducting business, inclusive of preliminary challenges by certain local cities and municipalities surrounding the legality of the Company’s business model. While the results of such litigation cannot be predicted with certainty, other than as described below, the Company believes that the final outcome of such matters will not have a material adverse effect on the Consolidated Balance Sheets or Consolidated Statements of Operations.

The Company is, from time to time, party to lawsuits, threatened lawsuits, disputes and other claims arising in the normal course of business. The Company assesses its liabilities and contingencies in connection with outstanding legal proceedings utilizing the latest information available. Where it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated, the Company records a liability in our consolidated financial statements. These legal accruals may be increased or decreased to reflect any relevant developments on a quarterly basis. Where a loss is not probable or the amount of the loss is not estimable, the Company does not record an accrual, consistent with applicable accounting guidance. Other than as described below, while the outcome of such claims and disputes cannot be predicted with certainty, the Company believes that their final outcome will not have a material adverse effect on our results of operations, financial position or cash flows. However, legal proceedings are inherently uncertain. As a result, the outcome of a particular matter or a combination of matters may be material to our results of operations for a particular period, depending upon the size of the loss or our income for that particular period.

F-26

Owner Settlements—During the six months ended June 30, 2026, the Company entered into agreements with certain owners of a Holding SPE to resolve claims arising from the non-disclosure of a use arrangement granted to another owner at the time those owners acquired their Property Interests. The Company recognized $597 within general and administrative expense for the six months ended June 30, 2026, of which $200 relates to two executed agreements and $397 is accrued in respect of two agreements that had not been executed as of June 30, 2026. Based on the expected timing of the credits, $199 of the liability is included in other current liabilities and $398 is included in other long-term liabilities on the Consolidated Balance Sheet as of June 30, 2026. The settlements are being satisfied through credits applied against the owners’ future operating expense billings. Additionally, in connection with the two executed settlements, and under the terms offered in one of the unexecuted settlements, the Company agreed to waive the standard 6% resale fee otherwise payable on a future resale of a Property Interest. The waiver is limited to one 12.5% Property Interest per owner, is personal to the owner, and is extinguished upon the earlier of its application to a sale or the disposal of the owner’s Property Interest. The amounts accrued for the unexecuted agreements are estimates and may change if the final terms differ.

14.	RETIREMENT PLAN

The Company adopted a 401(k) profit-sharing plan effective July 29, 2020. The plan covers eligible employees as of their hire date. The 401(k) component of the plan allows employees to defer from 1% to 100% of their eligible compensation up to the federal limit per year. Company matching and profit-sharing contributions are discretionary and are determined annually by Company management and approved by the Board of Directors. No matching or profit-sharing contributions were declared for the six months ended June 30, 2026 and 2025.

15.	LEASES

As of June 30, 2026 and December 31, 2025, the Company’s lease portfolio comprised of a single aircraft lease and the Company does not have any finance leases. At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on whether the contract conveys the right to control the use of identified property or equipment for a period of time in exchange for consideration. Leases are classified as operating or finance leases at the commencement date of the lease. Operating leases are recorded within other long-term assets, other current liabilities and other long-term liabilities in the Consolidated Balance Sheets. Leases with an initial term of 12 months or less are not recorded on the Consolidated Balance Sheets. The Company elected an accounting policy to combine lease and non-lease components for all leases.

Operating lease right-of-use assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As the implicit rate is generally not readily determinable for most leases, the Company uses an incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate reflects the estimated rate of interest that the Company would pay to borrow on a collateralized basis over a similar term in a similar economic environment. Lease expense for operating leases is recognized on a straight-line basis over the lease term. During 2023, the Company’s single aircraft lease was modified to amend the minimum monthly lease amount to $15 per month and the Company recalculated the present value of the remaining lease term using the incremental borrowing rate at the time of the amendment.

F-27

The lease term is for a period of five years with an automatic renewal period of one year. For the purposes of determining the lease term, the automatic renewal period was excluded since it was not reasonably certain at lease commencement the renewal period will be exercised. As of December 31, 2025, operating lease right-of-use assets and total operating lease liabilities were each $33, the weighted-average remaining lease term was 0.25 years and the weighted-average discount rate was 9.5%. During April 2026, the lease automatically renewed for one year and is no longer recorded on the Company’s balance sheet as of June 30, 2026.

For the six months ended June 30, 2026 and 2025, the Company recognized $90 and $90, respectively, of operating lease expense, excluding short-term lease expense, which was immaterial. The impact of the Company’s lease portfolio did not have a material impact on the Company’s Consolidated Statements of Cash Flows.

16.	RELATED PARTY TRANSACTIONS

Employees and non-employee directors are permitted to purchase co-ownership interests in a Holding SPE formed by the Company and are also permitted to finance their purchases under the same terms and conditions available to all other third parties. When this occurs, the Company waives the markup charged to third-party customers for the Company’s role in facilitating the structure and property acquisition. The Company only waives the markup and does not provide employees or non-employee directors any other discounts associated with the purchase of a co-ownership interest. During the six months ended June 30, 2026 and 2025, the Company waived $0 and $117, respectively, of fees associated with co-ownership interest purchases by employees and non-employee directors. Additionally, upon a resale of co-ownership interests, the Company may facilitate the resale and earn a resale fee on the same terms available to all other members.

During April 2021, the Company entered into a lease agreement with an entity owned and controlled by the Company’s co-founder and CEO for use of an airplane to be used for business travel. See Note 15. Leases for more information. The Company has concluded the terms of the agreement are at market rates and consistent, in form and substance, with those involving executives of other companies and the agreement was approved by the Company’s Board of Directors. The lease was automatically renewed for one year during April 2026.

During the six months ended June 30, 2026 and 2025, the Company’s two co-founders were participants in the funds raised via SEC Regulation D discussed in Note 8. Financing Arrangements and during 2025 the co-founders extended the term of their agreements for 12 months. The terms of the agreements are at market rates and consistent with all investors that participated in the offering.

As of June 30, 2026 and December 31, 2025, other current receivables on the Consolidated Balance Sheets includes $2,659 and $1,883, respectively, of amounts due from related Holding SPEs. As of June 30, 2026 and December 31, 2025, other current liabilities include $48 and $27, respectively, of amounts due to related Holding SPEs.

17.	BUSINESS SEGMENTS

We operate our business under the following two segments: (i) co-ownership real estate and financing and (ii) property operations. Co-ownership real estate and financing and property operations have not been aggregated due to differences in the nature of the products and services and each have separate management who directly consult with our chief operating decision maker (“CODM”), which is our CEO, on a regular basis.

The Company does not evaluate performance or allocate resources based on segment asset data, and therefore such information is not represented. We evaluate segment performance based upon segment gross profit which represents the total revenue less cost of revenue attributable to that segment, which the CODM utilizes to assess trends in our segments and make resource allocation and business direction in order to achieve business targets and customer pricing strategies. We exclude reimbursable revenue and reimbursable cost of revenue because it is a pass through of costs at no margin as well as amortization of developed technology which is not allocated between segments and is consistent with how our CODM evaluates the Company. Refer to the reconciliation of our segments to GAAP revenue, cost of revenue and gross profit table presented below.

F-28

Co-ownership Real Estate and Financing

Our primary business offering includes the marketing and selling of co-ownership membership interests in fully designed and furnished real estate through Holding SPEs, facilitates owner financing in connection with the sale and facilitates resales between consumers. This segment also includes gains from the sale of real estate investments and the sale of whole homes. Whole home sales are included in real estate sales, net in the table below. Co-ownership real estate services include fees earned on resales, Pacaso NOW as well as financing fees.

The following table presents our revenues and gross profit for co-ownership real estate and financing by various components for the six months ended June 30, 2026 and 2025:

	Six Months Ended June 30,
(amounts in thousands)	2026	2025
CO-OWNERSHIP REAL ESTATE AND FINANCING:
Co-ownership real estate sales	$16,680	$19,895
Real estate investment sales	5,664	4,952
Co-ownership real estate services	3,037	2,616
Total Co-ownership real estate and financing sales	25,381	27,463

CO-OWNERSHIP REAL ESTATE AND FINANCING COST OF SALES:
Co-ownership real estate	13,704	17,494
Co-ownership real estate services	261	522
Total cost of Co-ownership real estate and financing	13,965	18,016
SEGMENT GROSS PROFIT	$11,416	$9,447

Property Operations

The Company enters into management agreements with all of the Holding SPEs to provide day-to-day property management services, maintenance and preparation of books and financial records. These services also include access to our proprietary mobile app for scheduling and subsequent replacement of furnishings.

The following table presents our revenues and gross profit for property operations by various components for the six months ended June 30, 2026 and 2025:

	Six Months Ended June 30,
(amounts in thousands)	2026	2025
PROPERTY OPERATIONS:
Property management	$5,484	$4,194
Other services	501	469
Total Property operations sales	5,985	4,663

PROPERTY OPERATIONS COST OF SALES:
Property management cost of sales	1,831	1,437
Other services cost of sales	45	55
Total cost of Property operations	1,876	1,492
SEGMENT GROSS PROFIT	$4,109	$3,171

F-29

Segment Reconciliation

The table below reconciles our segments to revenue and loss before taxes:

(amounts in thousands)	June 30,	June 30,
RECONCILIATION	2026	2025

Total segments revenue	$31,366	$32,126
Other non-segment revenue:
Reimbursable sales	20,495	18,628
Total revenue	51,861	50,754

Total segment gross profit	15,525	12,618
Other non-segment cost of revenue:
Reimbursable cost of sales	20,495	18,628
Amortization of developed technology	462	741
Operating Expenses:
Offering advertising	-	9,408
Sales and marketing	8,013	6,769
General and administrative	8,190	8,198
Technology and development	3,861	3,273
Operations	2,817	2,600
Holding costs	1,216	1,276
Depreciation	68	38
Other:
Interest expense	(5,705)	(4,744)
Interest income	2,663	2,251
Other expense	(287)	(57)
Loss before income taxes	$(12,431)	$(22,235)

18.	SUBSEQUENT EVENTS

The Company has evaluated the impact of subsequent events from July 1, 2026 through September 28, 2026, the date the consolidated financial statements were issued, and determined that there were no material subsequent events that require recognition or disclosure in the consolidated financial statements.

******

F-30

Item 4. Exhibits

EXHIBITS

The following exhibits are filed with this periodic report.

Exhibit	Description

2.1	Sixth Amended and Restated Certificate of Incorporation*
2.2	Certificate of Amendment to the Sixth Amended and Restated Certificate of Incorporation, filed January 2, 2025 (incorporated by reference to Exhibit 8.1 to the Company’s Form 1-K filed on April 30, 2025 (File No. 24R-00972))
2.3	Certificate of Amendment to the Sixth Amended and Restated Certificate of Incorporation, filed September 5, 2025 (incorporated by reference to Exhibit 2.1 to the Company’s Form 1-SA filed on September 12, 2025 (File No. 24R-00972))
2.4	Amended and Restated Bylaws*
3.1+	Second Amended and Restated Right of First Refusal and Co-Sale Agreement*
3.2+	Second Amended and Restated Investors’ Rights Agreement*
3.3+	Third Amended and Restated Voting Agreement*
4.1	Form of Subscription Agreement.*
6.1	Contract with DealMaker related entities.*
6.2†+	Employment Agreement, dated January 29, 2020, by and between the Company and Gregory Austin Allison.**
6.3†	Offer Letter for Alvaro Cortes, dated April 23, 2021.**
6.4†	Offer Letter for Joseph Maehler, dated October 15, 2020.**
6.5†	Offer Letter for Daivak Shah, dated February 5, 2020.**
6.6†	Offer Letter for David Willbrand, dated March 2, 2021.**
6.7†	Offer Letter for David Kallery (incorporated by reference to Exhibit 6.10 to the Company’s Form 1-SA filed on September 12, 2025 (File No. 24R-00972)).
6.8†	Offer Letter for Meagan Licata, dated September 23, 2021.**
6.9†	Severance and Release Agreement, dated February 25, 2026, by and between the Company and David Willbrand.**
6.10†	Agreement and Release, dated October 1, 2025, by and between the Company and Joseph Maehler.**
6.11†	Independent Contractor Agreement, dated October 1, 2025, by and between the Company and Joseph Maehler.**
6.12+	Master Repurchase Agreement, dated August 20, 2025, by and among Texas Capital Bank, as agent and a buyer, and Pacaso TCB LLC, as seller.**
6.13+	Pledge Agreement, dated August 20, 2025, by Pacaso TCB Trust in favor of Texas Capital Bank.**
6.14+	Guaranty Agreement, dated August 20, 2025, by the Company in favor of Texas Capital Bank.**
6.15+	Master Mortgage Loan Purchase Agreement, dated August 20, 2025, by and among Blackhawk Capital Group, as seller, and Pacaso TCB Trust, as purchaser.**
6.16†	2020 Stock Option Plan.**
6.17†	Amendment to 2020 Stock Option Plan.**
6.18†	Second Amendment to 2020 Stock Option Plan.**
6.19†	Third Amendment to 2020 Stock Option Plan.**
6.20†	Fourth Amendment to 2020 Stock Option Plan.**
6.21†	Fifth Amendment to 2020 Stock Option Plan.**
6.22†	Sixth Amendment to 2020 Stock Option Plan.**
6.23†	Form of Stock Option Agreement (2020 Stock Option Plan).**
6.24†	Equity Incentive Plan.**
6.25†	Amendment to Equity Incentive Plan.**
6.26†	Second Amendment to Equity Incentive Plan.**
6.27†	Third Amendment to Equity Incentive Plan.**
6.28†	Fourth Amendment to Equity Incentive Plan.**
6.29†	Fifth Amendment to Equity Incentive Plan.**
6.30†	Form of Restricted Stock Unit Agreement (Equity Incentive Plan)**
6.31†	Form of Restricted Stock Unit Agreement (Referral Equity Program) (Equity Incentive Plan).**
6.32†	Indemnification Agreement, dated February 14, 2020, by and between the Company and Daniel Levitan.**
6.33	Management Rights Agreement, dated February 14, 2020, by and between the Company, Maveron Equity Partners VII, L.P., MEP Associates VII, L.P. and Maveron VII Entrepreneurs’ Fund, L.P.**
6.34	Form of Simple Agreement for Future Equity.**
6.35	Form of Series C-3 Preferred Stock Warrant.**
6.36	SG Warrant, dated September 22, 2025, by and between the Company and Saluda Grade Holdings LLC.**
6.37+	Revolving Credit Agreement, dated February 21, 2025, by and between Pacaso SG II LLC, as borrower, and SG Ranch Fund LP, as lender.**
6.38+	Pledge and Security Agreement, dated February 21, 2025, by and between Pacaso SG II LLC, as grantor, and SG Ranch Fund LP, as the secured party.**
6.39+	Guaranty, dated February 21, 2025, by and between Pacaso Inc., as grantor, and SG Ranch Fund LP, as lender.**
6.40+	Pledge Agreement, dated February 21, 2025, by and between Pacaso Inc., as pledgor, and SG Ranch Fund LP, as pledgee.**
6.41	First Amendment to Credit Agreement, dated June 1, 2026, by and between Pacaso SG II LLC, as borrower, and SG Ranch Fund LP, as lender.**
6.42	Form of Unsecured Promissory Note (Pacaso Growth LLC).**
6.43	Form of Unsecured Promissory Note (Pacaso Growth IV LLC).**

* Filed with Form 1-A on September 9, 2024 and incorporated herein by reference.
** Filed herewith.
+ Certain schedules and exhibits have been omitted. The Company hereby agrees to furnish a supplemental copy of any omitted schedule or exhibit to the SEC upon request.
† Indicates a management contract or compensatory plan, contract or arrangement.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 28, 2026.

Pacaso Inc.

September 28, 2026	By:	/s/ Gregory Austin Allison
	Name:	Gregory Austin Allison
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities listed on September 28, 2026.

Signature	Title

/s/ Gregory Austin Allison
Gregory Austin Allison	CEO, Principal Executive Officer, Director

/s/ Alvaro Cortes
Alvaro Cortes	Chief Financial Officer, Principal Financial Officer and Principal Accounting Officer

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